UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Popeyes Louisiana Kitchen, Inc.

(Name of Subject Company)

Popeyes Louisiana Kitchen, Inc.

(Name of Person Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

732872106

(CUSIP Number of Class of Securities)

Harold M. Cohen

General Counsel, Chief Administrative Officer and Corporate Secretary

Popeyes Louisiana Kitchen, Inc.

400 Perimeter Center Terrace, Suite 1000

Atlanta, Georgia 30346

(404) 459-4450

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

William C. Smith, III

King & Spalding LLP

1180 Peachtree Street

Atlanta, Georgia 30309

(404) 572-4600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is Popeyes Louisiana Kitchen, Inc., a Minnesota corporation (the “Company” or “Popeyes”). The Company’s principal executive offices are located at 400 Perimeter Center Terrace, Suite 1000, Atlanta, Georgia 30346, and its telephone number is (404) 459-4450.

Securities

The title of the class of equity securities to which this Schedule 14D-9 relates is the Company’s common stock, $0.01 par value per share (“Common Stock,” and the shares of Common Stock being referred to as the “Shares”). As of February 17, 2017, there were 20,528,654 Shares issued and outstanding.

Item 2.	Identity and Background of Filing Person.

Name and Address

The name, business address and business telephone number of the Company, which is the subject company and the person filing this Schedule 14D-9, are set forth above in “Item 1. Subject Company Information—Name and Address.” The Company’s website address is http://www.popeyes.com. The information on the Company’s website is not a part of, and is not incorporated by reference into, this Schedule 14D-9.

Tender Offer

This Schedule 14D-9 relates to the tender offer by Orange, Inc., a Minnesota corporation (“Purchaser”) and an indirect subsidiary of Restaurant Brands International Inc., a corporation existing under the laws of Canada (“Parent” or “RBI”), to purchase all of the issued and outstanding Shares at a purchase price of $79.00 per Share (the “Offer Price”), in cash and without interest, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 27, 2017 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal,” and, together with the Offer to Purchase, the “Offer”). The Offer to Purchase and the Letter of Transmittal are being mailed to the Company’s shareholders together with this Schedule 14D-9 and are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference. The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), filed by Purchaser and Parent with the Securities and Exchange Commission (the “SEC”) on February 27, 2017.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of February 21, 2017 (as it may be amended or supplemented from time to time, the “Merger Agreement”), by and among the Company, Parent, Purchaser and, solely for the purposes of Section 9.03 thereof, Restaurant Brands Holdings Corporation, a corporation existing under the laws of the Province of Ontario and an indirect subsidiary of Parent (“Intermediate Parent”). The Merger Agreement provides, among other things, that, as soon as practicable following the completion of the Offer, and subject to the satisfaction or waiver of the other conditions set forth in the Merger Agreement, Purchaser will merge with and into the Company (the “Merger”). As a result of the Merger, the separate existence of Purchaser will cease, and the Company will continue as the surviving corporation (the “Surviving Corporation”) thereby becoming an indirect subsidiary of Parent. At the effective time of the Merger (the “Effective Time”), each outstanding Share (other than Shares (i) issued and outstanding immediately prior to the Effective Time that are directly owned by Purchaser at the Effective Time (including all Shares accepted for payment pursuant to the Offer, whether or not such Shares are registered in the name of Purchaser or any of its affiliates) or by any subsidiary of the Company and (ii) as to which dissenters’ rights have been perfected (and not withdrawn) in accordance with applicable law) will be converted into the right to receive the Offer Price, in cash and without interest, less any required withholding taxes. At the Effective Time, the Company will cease to be a publicly traded company.

Purchaser commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) the Offer on February 27, 2017. On the terms and subject to the conditions of the Offer and the Merger Agreement, the Offer is scheduled to expire at 12:00 midnight, New York City time, on March 24, 2017, the date that is 20 business days (for this purpose calculated in accordance with Rules 14d-1(g)(3) and 14d-2 promulgated under the Exchange Act) following commencement of the Offer.

The foregoing summary of the Offer, the Merger and the Merger Agreement does not purport to be complete and is qualified in its entirety by the descriptions contained in the Offer to Purchase and the Letter of Transmittal, as well as by the Merger Agreement itself. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

As set forth in the Schedule TO, the principal executive offices of Parent are located at 226 Wyecroft Road, Oakville, Ontario, L6K 3X7, and the principal executive offices of Purchaser are located at 5505 Blue Lagoon Drive, Miami, Florida, 33126.

The information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be obtained without charge from the SEC’s website at http://www.sec.gov.

For the reasons described below, the Company’s board of directors (the “Popeyes Board”) supports the Offer, the Merger and the other transactions contemplated by the Merger Agreement, and recommends that the Company’s shareholders tender their Shares to Purchaser pursuant to the Offer.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth or incorporated by reference in this Schedule 14D-9, to the Company’s knowledge, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest between, (i) the Company or any of its affiliates, on the one hand, and (ii) (a) any of its executive officers, directors or affiliates, or (b) Parent, Intermediate Parent, Purchaser or any of their respective executive officers, directors or affiliates, on the other hand.

Arrangements Between the Company and its Executive Officers, Directors and Affiliates

The executive officers and directors of the Company, and their respective affiliates, may be deemed to have interests in the Merger Agreement, including the Offer and the Merger, that may be different from or in addition to those of the Company’s shareholders generally. These interests may create potential conflicts of interest. The Popeyes Board was aware of these interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the transactions that it contemplates, including the Offer and the Merger. As described in more detail below, these interests include:

•	the accelerated vesting and payment in respect of certain outstanding Company equity awards;

•	the potential receipt of payments and benefits by the Company’s executive officers under the employment agreements described below;

•	the potential receipt of certain payments and benefits pursuant to the terms of the Merger Agreement; and

•	the entitlement to indemnification benefits in favor of the Company’s directors and executive officers.

For further information with respect to the arrangements between the Company and its executive officers, directors and affiliates, please see the Definitive Proxy Statement on Schedule 14A, as amended, filed with the SEC by the Company on April 20, 2016.

Outstanding Shares Held by Company Directors and Executive Officers

If the Company’s directors and executive officers tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration for their Shares on the same terms and conditions as the Company’s other shareholders. The following table sets forth the number of Shares beneficially owned as of February 17, 2017 by each of the Company’s directors and executive officers as well as the aggregate cash consideration that would be payable for such Shares pursuant to the Offer based on the Offer Price.

Name of Director or Executive Officer	Number of Shares	Cash Consideration for Shares
Krishnan Anand	3,968	$313,472
Carolyn H. Byrd	264	20,856
John M. Cranor, III	8,000	632,000
S. Kirk Kinsell	—	—
Joel K. Manby	1,900	150,100
Candace S. Matthews	—	—
Martyn R. Redgrave	5,000	395,000
Lizanne Thomas	200	15,800
Cheryl A. Bachelder	228,952	18,087,208
William P. Matt	5,000	395,000
John K. Merkin	3,332	263,228
Richard H. Lynch	41,778	3,300,462
Harold M. Cohen	5,762	455,198
Andrew G. Skehan	17,191	1,358,089

All current directors and executive officers as a group (14 persons)	321,347	$25,386,413

(1)	Excludes Shares subject to issuance pursuant to outstanding Company equity awards described in “—Effect of the Merger on Company Equity Awards” below, but includes certain fully vested Company RSUs earned by each of the Company’s directors, which have not been settled (including, for Ms. Bachelder, 3,992 fully vested Company RSUs).

Effect of the Merger on Company Equity Awards

In addition to their interests as Company shareholders, as of February 17, 2017, the Company’s directors and employees, including its executive officers, held equity awards issued by the Company under the Popeyes Louisiana Kitchen, Inc. 2015 Incentive Plan and the AFC Enterprises, Inc. 2006 Incentive Stock Plan and related award agreements (collectively, the “Company Incentive Plans”) representing an aggregate 752,276 Shares, comprised of (i) 337,778 Shares reserved for issuance pursuant to the exercise of outstanding, unexercised options to purchase Shares (“Company Stock Options”), (ii) 191,570 Shares subject to outstanding restricted share unit awards subject to service-based vesting or delivery requirements (“Company RSUs”), (iii) 185,444 Shares subject to restricted stock awards subject to performance-based vesting or delivery requirements, assuming settlement of such awards at 120% of the target level of performance for each outstanding award granted in 2014 and at 100% of the target level of performance for each outstanding award granted in 2015 and 2016 (“Company PSUs”), and (iv) 37,484 Shares subject to restricted stock awards subject to service-based vesting or delivery requirements (“Company Restricted Stock Awards” and, together with the Company Stock Options, the Company RSUs, and the Company PSUs, the “Company Equity Awards”).

Pursuant to the Merger Agreement, the Popeyes Board (or an appropriate committee administering the Company Incentive Plans) is required to take such actions as may be required so that, at the Effective Time, all unvested or partially vested Company Equity Awards will become fully vested. Each Company Equity Award outstanding immediately prior to the Effective Time will be cancelled at the Effective Time, and the holder of such Company Equity Award will be entitled to receive the consideration described below, in cash and without interest, in exchange for the cancellation of such Company Equity Award:

•	With respect to each unexercised Company Stock Option, an amount equal to (i) the excess, if any, of (a) the Offer Price over (b) the exercise price per Share subject to such Company Stock Option multiplied by (ii) the number of Shares subject to such Company Stock Option.

•	With respect to each Company RSU, an amount equal to (i) the Offer Price multiplied by (ii) the number of Shares subject to such Company RSU.

•	Each Company PSU outstanding immediately prior to the Effective Time will be vested as to the number of Shares issuable pursuant to such Company PSU based upon an assumed attainment of the target level of performance for such Company PSU, if the Effective Time occurs during the performance period applicable to such Company PSU, or based on actual level of performance, if the Effective Time occurs after the performance period applicable to such Company PSU, and will be entitled to receive an amount equal to (i) the Offer Price multiplied by (ii) the number of PSU Shares attributable to such Company PSU.

•	With respect to each Company Restricted Stock Award, an amount equal to (i) the Offer Price multiplied by (ii) the number of Shares subject to such Company Restricted Stock Award.

Since December 29, 2016 (the period commencing 60 days prior to the filing of this Schedule 14D-9), none of the Company’s directors or executive officers have sold Shares received upon the exercise of Company Stock Options or the vesting or settlement of Company RSUs, Company PSUs or Company Restricted Stock Awards. The Company’s directors and executive officers may exercise their Company Stock Options prior to the Effective Time to the extent such Company Stock Options are vested in accordance with their terms and exercised in accordance with the Company’s insider trading policy.

The table below sets forth the number of Company Stock Options held by each of the Company’s directors and executive officers as of February 17, 2017, as well as the aggregate number of Shares subject to such Company Stock Options and the value of cash amounts payable in respect of such Company Stock Options on a pre-tax basis at the Effective Time in connection with the Merger.

Name of Director or Executive Officer	Number of Shares Subject to Vested Company Stock Options	Cash Consideration for Vested Company Stock Options	Number of Shares Subject to Unvested Company Stock Options	Cash Consideration for Unvested Company Stock Options	Aggregate Cash Consideration
Krishnan Anand	—	$—	—	$—	$—
Carolyn H. Byrd	—	—	—	—	—
John M. Cranor, III	—	—	—	—	—
S. Kirk Kinsell	—	—	—	—	—
Joel K. Manby	—	—	—	—	—
Candace S. Matthews	—	—	—	—	—
Martyn R. Redgrave	—	—	—	—	—
Lizanne Thomas	—	—	—	—	—
Cheryl A. Bachelder	100,468	4,954,451	54,545	1,425,288	6,379,739
William P. Matt	3,077	91,181	10,011	251,087	342,268
John K. Merkin	1,348	25,949	8,303	198,178	224,127
Richard H. Lynch	28,159	1,564,585	11,367	299,854	1,864,439
Harold M. Cohen	5,989	211,381	9,419	249,264	460,645
Andrew G. Skehan	4,465	147,573	10,978	285,328	432,901

All directors and executive officers as a group (14 persons)	143,506	$6,995,120	104,623	$2,708,999	$9,704,119

The table below sets forth the number of Shares subject to Company RSUs, Company PSUs and Company Restricted Stock Awards held by each of the Company’s directors and executive officers as of February 17, 2017, as well as the value of cash amounts payable (individually and in the aggregate) in respect of such Company RSUs, Company PSUs and Company Restricted Stock Awards on a pre-tax basis at the Effective Time in connection with the Merger.

Name of Director or Executive Officer	Number of Shares Subject to Company RSUs (1)	Cash Consideration for Company RSUs (1)	Number of Shares Subject to Company PSUs (2)	Cash Consideration for Company PSUs (2)	Number of Shares Subject to Company Restricted Stock Awards	Cash Consideration for Company Restricted Stock Awards	Aggregate Cash Consideration
Krishnan Anand	14,655	$1,157,745	—	$—	—	$—	$1,157,745
Carolyn H. Byrd	39,791	3,143,489	—	—	—	—	3,143,489
John M. Cranor, III	39,672	3,134,088	—	—	—	—	3,134,088
S. Kirk Kinsell	5,260	415,540	—	—	—	—	415,540
Joel K. Manby	8,422	665,338	—	—	—	—	665,338
Candace S. Matthews	2,445	193,155	—	—	—	—	193,155
Martyn R. Redgrave	7,000	553,000	—	—	—	—	553,000
Lizanne Thomas	2,899	229,021	—	—	—	—	229,021
Cheryl A. Bachelder	15,204	1,201,116	71,380	5,639,020	9,876	780,204	7,620,340
William P. Matt	2,452	193,708	10,880	859,520	1,851	146,229	1,199,457
John K. Merkin	2,219	175,301	7,730	610,670	1,646	130,034	916,005
Richard H. Lynch	19,244	1,520,276	14,825	1,171,175	1,851	146,229	2,837,680
Harold M. Cohen	2,102	166,058	12,171	961,509	1,440	113,760	1,241,327
Andrew G. Skehan	2,452	193,708	13,695	1,081,905	3,342	264,018	1,539,631

All current directors and executive officers as a group (14 persons)	163,817	$12,941,543	130,681	$10,323,799	20,006	$1,580,474	$24,845,816

(1)	Includes certain fully vested Company RSUs earned by each of the Company’s directors, but which have not yet been settled. The Shares to be issued upon settlement of these Company RSUs will not be issued until such time as the applicable director no longer serves on the Popeye’s Board (including for Ms. Bachelder, 3,992 fully vested Company RSUs).
(2)	Assumes settlement of all outstanding Company PSUs at 120% of the target level of performance for each outstanding award granted in 2014 and at 100% of the target level of performance for each outstanding award granted in 2015 and 2016. Company PSUs are rounded up to the nearest whole share.

Employment Arrangements

The Company has entered into written employment agreements with each of its respective executive officers providing, in each case, for a base salary subject to annual adjustment by the People Services (Compensation) Committee (the “Compensation Committee”), an annual incentive award, participation in Company-sponsored broad-based and executive benefit plans and such other compensation as may be approved by the Compensation Committee.

Cheryl A. Bachelder. The Company entered into an employment agreement, effective as of February 22, 2016, with Ms. Bachelder to serve as Chief Executive Officer. The employment agreement has an initial term through December 31, 2019, and each year thereafter, the agreement automatically extends for an additional year unless either party to the agreement notifies the other that it wishes to terminate the agreement at least 90 days before the scheduled end of the applicable term.

The employment agreement for Ms. Bachelder provides for an annual base salary of at least $900,000 and an annual cash bonus target of 100% of her annual base salary. For fiscal 2016, she was entitled to a grant of an equity compensation award with a fair value (determined in accordance with FASB ASC Topic 718) equal to or greater than $2,400,000, which amount in future fiscal years the Compensation Committee may increase or decrease. Ms. Bachelder is also entitled to term life insurance with a death benefit of at least $4,000,000, an annual physical examination, and other employee benefits available to senior officers of the Company.

Richard H. Lynch. The Company entered into an employment agreement, effective as of February 22, 2016, with Mr. Lynch to serve as Chief Brand Officer. The employment agreement has an initial term through December 31, 2019, and each year thereafter, the agreement automatically extends for an additional year unless either party to the agreement notifies the other that it wishes to terminate the agreement at least 90 days before the scheduled end of the applicable term.

The employment agreement for Mr. Lynch provides for an annual base salary of at least $525,000 and an annual cash bonus target of 60% of his annual base salary. For fiscal 2016, he was entitled to a grant of an equity compensation award with a fair value (determined in accordance with FASB ASC Topic 718) equal to or greater than $525,000, which amount in future fiscal years the Compensation Committee may increase or decrease. Mr. Lynch is also entitled to term life insurance with a death benefit of at least $2,150,000, an annual physical examination, and other employee benefits available to senior officers of the Company.

Andrew G. Skehan. The Company entered into an employment agreement, effective as of May 24, 2016, with Mr. Skehan to serve as President — International. The employment agreement had an initial term through December 31, 2016, and each year thereafter, the agreement automatically extends for an additional year unless either party to the agreement notifies the other that it wishes to terminate the agreement at least 90 days before the scheduled end of the applicable term.

The employment agreement for Mr. Skehan provides for an annual base salary of at least $443,000 and an annual cash bonus target of 60% of his annual base salary. Mr. Skehan is also entitled to term life insurance with a death benefit of at least $2,215,000, an annual physical examination, and other employee benefits available to senior officers of the Company.

William P. Matt. The Company entered into an employment agreement, effective as of May 24, 2016, with Mr. Matt to serve as Chief Financial Officer. The employment agreement had an initial term through December 31, 2016, and each year thereafter, the agreement automatically extends for an additional year unless either party to the agreement notifies the other that it wishes to terminate the agreement at least 90 days before the scheduled end of the applicable term.

The employment agreement for Mr. Matt provides for an annual base salary of at least $412,000 and an annual cash bonus target of 60% of his annual base salary. Mr. Matt is also entitled to term life insurance with a death benefit of at least $2,060,000, an annual physical examination, and other employee benefits otherwise available to senior officers of the Company.

John K. Merkin. The Company entered into an employment agreement, effective as of May 24, 2016, with Mr. Merkin to serve as Chief Operating Officer. The employment agreement has an initial term through December 31, 2016, and each year thereafter, the agreement automatically extends for an additional year unless either party to the agreement notifies the other that it wishes to terminate the agreement at least 90 days before the scheduled end of the applicable term.

The employment agreement for Mr. Merkin provides for an annual base salary of at least $412,000 and an annual cash bonus target of 60% of his annual base salary. Mr. Merkin is also entitled to term life insurance with a death benefit of at least $2,060,000, an annual physical examination, and other employee benefits otherwise available to senior officers of the Company.

Harold M. Cohen. The Company entered into an employment agreement, effective as of May 24, 2016, with Mr. Cohen to serve as General Counsel and Chief Administrative Officer. The employment agreement had an initial term through December 31, 2016, and each year thereafter, the agreement automatically extends for an additional year unless either party to the agreement notifies the other that it wishes to terminate the agreement at least 90 days before the scheduled end of the term.

The employment agreement for Mr. Cohen provides for an annual base salary of at least $361,000 and an annual cash bonus target of 60% of his annual base salary. Mr. Cohen is also entitled to term life insurance with a death benefit of at least $1,805,000, an annual physical examination, and other employee benefits otherwise available to senior officers of the Company.

Ms. Bachelder and Mr. Lynch. If Ms. Bachelder “retires,” as defined in her employment agreement, then she is entitled to receive the Accrued Obligations (as defined below) and, subject to the execution of a release of claims, the annual cash bonus that she would have received if she were to have remained employed for the entire applicable fiscal year prorated according to the portion of the fiscal year during which she was actually employed, continued vesting of equity compensation awards (with a three-year post-termination exercise period for Company Stock Options, or such shorter time if the applicable Company Stock Option is due to expire on its term during the post-termination exercise period) and vesting of performance-based vested equity compensation awards based on actual performance during the performance period and prorated as to the time during which she was employed plus two years during such period. If Mr. Lynch “retires,” as defined in his employment agreement, then he is entitled to receive the same benefit as Ms. Bachelder, upon the same conditions.

All Executive Officers. If any executive officer’s employment terminates for any reason, such executive officer will be entitled to receive or, in the case of his or her death, the estate of such executive officer will be entitled to receive, any of the earned and unpaid portion of such executive officer’s annual base salary and annual bonus, along with accrued and unpaid vacation and unpaid reimbursements (the “Accrued Obligations”) to be paid within 15 days of the applicable termination date.

In addition to the Accrued Obligations, if any executive officer’s employment terminates due to death or disability, then, subject to such executive officer (or his or her estate in the event of death) executing a release of claims, such executive officer will be entitled to receive the annual cash bonus that would have been received if the executive officer were to have remained employed for the entire applicable fiscal year, pro rata vesting for time-based vested equity compensation (with a one-year post-termination exercise period for Company Stock Options, or such shorter time if the applicable Company Stock Option is due to expire on its term during the post-termination exercise period) and vesting of performance-based vested equity compensation awards as if the target level of performance was met.

The employment agreements provide that, if an executive officer is terminated by the Company without “Cause” or resigns for a “Constructive Discharge” (each as defined in the applicable employment agreement), such executive officer will be entitled to the Accrued Obligations. Subject to the execution of a release of claims, such executive officer will also be entitled to the following:

•	an amount equal to the sum of the annual base salary and annual cash target bonus amount (two times such sum for Ms. Bachelder and Mr. Cohen), payable in a lump sum within 60 days after termination;

•	full vesting of time-based vesting equity compensation awards;

•	vesting of performance-based vested equity compensation awards based on actual performance during the performance period and prorated as to the time during which the executive officer was employed during such period; and

•	if eligible for, and the executive officer elects, COBRA coverage, the amount in excess of the employee’s cost if he or she had remained employed for up to twelve months after termination of employment.

If an executive officer voluntarily terminates employment, a termination is not a Constructive Discharge. If an executive officer involuntarily terminates for Cause, then he or she is entitled only to the Accrued Obligations.

The payment(s) to an executive officer upon termination may be delayed in compliance with Section 409A of the Code, if such payment does not fall within an exemption from, and is made upon a “separation from service” and the applicable executive officer is a “specified employee” within the meaning of Section 409A of the Code.

Except for payment of the Accrued Obligations, payments made or benefits provided upon a termination event are subject to the applicable executive officer’s ongoing compliance with the restrictive covenants provided in the employment agreement.

The employment agreements also contain non-compete, confidentiality and non-solicitation provisions that apply during the term of the employment agreement and for a one-year period thereafter, with a two-year post-termination period for Ms. Bachelder. Ms. Bachelder is also subject to a five-year post-termination non-disparagement obligation.

The descriptions of the employment agreements do not purport to be complete and are qualified in their entirety by reference to the agreements filed as Exhibits (e)(3), (e)(4), (e)(5), (e)(6), (e)(7) and (e)(8) to this Schedule 14D-9 and incorporated herein by this reference.

Change in Control Compensation

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of the Company’s currently employed executive officers who are designated as named executive officers (“NEOs”) that is based on or otherwise relates to the transactions contemplated by the Merger Agreement, including the Offer and the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules. The amounts set forth in the table below are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this Schedule 14D-9 and in the footnotes to the table below. As a result, the actual amounts, if any, that an NEO receives may materially differ from the amounts set forth in the table below. Parent and Purchaser acknowledge that within 60 days of the Effective Time, each NEO will be eligible for payments and benefits in connection with a Constructive Discharge, subject to the terms and conditions of his or her employment agreement, if any NEO terminates employment immediately after the Effective Time.

The table below assumes that:

•	the Effective Time will occur on February 27, 2017;

•	the employment of each listed NEO will be terminated on such date in a manner entitling such NEO to receive severance payments and benefits under the terms of such NEO’s employment agreement, and that such NEO will fulfill the terms and conditions necessary to receive the severance payments and benefits;

•	for purposes of this Schedule 14D-9 only, the employment of each NEO will be determined to be terminated without cause prior to the date that is 60 days following the Effective Date, such that he or she is entitled to payment of the portion of the retention bonus that would otherwise be paid on the first payroll date following the 60th day of the Effective Date;

•	each NEO’s base salary rate and annual target bonus remain unchanged from those in place as of February 21, 2017;

•	any reduction for parachute payments, as provided in the employment agreements, will not apply;

•	no NEO receives any additional equity grants or receives any Shares in respect of any Company Equity Awards on or prior to the Effective Time; and

•	no NEO enters into any new agreement with the Company or is otherwise legally entitled to, prior to the Effective Time, additional compensation or benefits.

Change in Control Compensation

Name	Cash (1)	Accelerated Vesting of Unvested Equity (2)		Company Paid COBRA (3)	Total
Cheryl A. Bachelder	$3,607,546	$8,730,260	(4)	$16,877	$12,354,683
Andrew G. Skehan	$887,371	$1,824,944		$12,114	$2,724,429
William P. Matt	$987,771	$1,450,513		$20,753	$2,459,037
Richard H. Lynch	$949,468	$3,137,534		$12,109	$4,099,111
Harold M. Cohen	$1,483,771	$1,490,591		$20,753	$2,995,115

(1)	Represents pre-tax amounts of potential cash payments, as follows: severance and target bonus payments upon a qualifying termination of employment under the NEO’s employment agreement; health continuation coverage for Ms. Bachelder and Mr. Lynch, as further detailed in footnote (a) to the table below, reimbursement of reasonable and documented out-of-pocket legal and accounting fees for Messrs. Cohen, Matt, Skehan and Lynch, as further detailed in footnote (b) to the table below; payment of a retention bonus for Mr. Cohen, Mr. Matt, Mr. Skehan and Mr. Lynch in the amount of $300,000, $300,000, $150,000 and $75,000, respectively.

Cash compensation for purposes of severance is equal to payments for (i) the NEO’s annual base salary at the time of termination (2x base salary for Ms. Bachleder and Mr. Cohen), and (ii) the NEO’s full annual target cash bonus for the calendar year in which the termination occurs (2x annual target cash bonus for Ms. Bachleder and Mr. Cohen). The following table quantifies each separate form of cash payment included in the aggregate total reported in the “Cash” column.

Name	Base Salary Component	Target Bonus Component	Health Continuation Coverage	Reimbursement for Legal and Accounting Fees	Retention Bonus
Cheryl A. Bachelder	$1,800,000	$1,800,000	$7,546	—	—
Andrew G. Skehan	$443,000	$265,800	—	$28,571	$150,000
William P. Matt	$412,000	$247,200	—	$28,571	$300,000
Richard H. Lynch	$525,000	$315,000	$5,897	$28,571	$75,000
Harold M. Cohen	$722,000	$433,200	—	$28,571	$300,000

(a)	The amounts reflect the pre-tax amounts of the estimated employee cost of health continuation benefits for 12 months rounded up to the nearest whole dollar. The cost of health continuation benefits is estimated using current costs over the continuation period upon a qualifying termination, as explained in further detail below under the section entitled “—Compensation Arrangements Entered Into in Connection with the Merger—Director and Executive Officer Arrangements Following the Merger.”

(b)	As the actual cost to each individual of legal and accounting fees is unknown at this time, the aggregate maximum that may be reimbursed to seven officers, three of whom are not listed here, is $200,000 and is therefore apportioned equally to each.

(2)	Represents pre-tax amount payable with respect to unvested equity compensation awards held by NEOs that accelerate upon the consummation of the Merger, in accordance with Section 3.04 of the Merger Agreement.
(3)	Represents pre-tax amounts of estimated payments for continuation of COBRA benefits for 12 months, rounded up to the nearest whole dollar. The cost of continuation of COBRA benefits is estimated using current costs over the continuation period. All such amounts are payable under the applicable NEO’s employment agreement only upon a qualifying termination.
(4)	Excludes an aggregate $315,368 payable with respect to 3,992 Company RSUs granted to Ms. Bachelder during her service as a director prior to becoming Chief Executive Officer that have fully vested, but which have not yet been settled. The Shares to be issued upon settlement of these Company RSUs will not be issued until such time as Ms. Bachelder no longer serves on the Popeye’s Board.

Compensation Arrangements Entered Into in Connection with the Merger

Retention Program. In connection with the Merger, the Company will implement a retention plan for certain employees of the Company (the “Participants”), which employees include certain executive officers of the Company. The retention plan will provide for a payment of a retention bonus, which aggregate amount payable to the Company’s executive officers equals $900,000 (the “Retention Bonus”). The Retention Bonus for the Participants who are executive officers, will be made in two equal installments: (i) 50% on or promptly following the Effective Time and (ii) 50% on the first payroll date on or following the 60th day following the Effective Time. Any payment under the retention plan shall be conditioned on the Participant’s continued employment with the Company through the applicable payment date and execution of a release of claims. If a Participant’s employment is terminated for any reason other than for “Cause,” any unpaid portion of the Retention Bonus will be payable promptly following the Participant’s execution of a release of claims. For purposes of the retention plan, “Cause” has the same meaning as it is defined in the Company’s Amended and Restated Severance Pay Plan, as amended and in effect on the date of the Merger Agreement (the “Severance Plan”). This summarizes the material terms of the retention plan; however, the retention plan document that the Company adopts will govern the payments of the Retention Bonuses.

Director and Executive Officer Arrangements Following the Merger. As of the Effective Time and subject to the execution of a release of claims, the Company will pay to Ms. Bachelder and Mr. Lynch an amount to use with respect to health continuation coverage, which aggregate amount will not exceed $200,000. As of the Effective Time, the Company will reimburse Messrs. Cohen, Matt, Skehan, Lynch and Merkin and certain other employees reasonable and documented out-of-pocket legal and accounting fees incurred by any of them in connection with the Merger, which aggregate amount will not exceed $200,000.

Continuing Employee Benefits

Parent will honor all the Company Benefit Plans and Company Benefit Agreements, as defined in the Merger Agreement, including all employment agreements that the Company has entered into, with the executive officers.

In addition, Parent has agreed to recognize years of service with the Company or its subsidiaries under Parent’s or any of its subsidiary’s employee benefit plans to the extent such service would have been recognized under a corresponding Company employee benefit plan (including for purposes of eligibility to participate, vesting, vacation entitlement and severance benefits, but not for benefit accrual under any defined benefit or retiree welfare plan and not to the extent that such crediting would result in any duplication of benefits for the same period of service). Parent has also agreed to use commercially reasonable efforts to (i) cause any pre-existing condition exclusions and waiting periods to be waived to the extent that such limitations were inapplicable to, or had been satisfied, under the corresponding Company employee benefit plan and (ii) provide credit for deductibles and co-payments to the extent such expenses would have been credited under the corresponding Company employee benefit plan.

The foregoing summary of certain provisions of the Merger Agreement does not purport to be complete, and is qualified in its entirety by the Merger Agreement, a copy of which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Indemnification of Directors and Officers; Insurance

Section 302A.521 of the Minnesota Business Corporation Act (as amended, the “MBCA”) requires the Company to indemnify a person made or threatened to be made a party to a proceeding by reason of the former or present official capacity of the person with respect to the Company (including service with respect to another organization or employee benefit plan at the request of the Company) against judgments, penalties, fines, including, without limitation, excise taxes assessed against the person with respect to an employee benefit plan, settlements, and reasonable expenses, including attorneys’ fees and disbursements, if, with respect to the acts or omissions of the person complained of in the proceeding, such person (i) has not been indemnified by another organization or employee benefit plan for the same judgments, penalties, fines (including, without limitation, excise taxes assessed against the person with respect to an employee benefit plan), settlements, and reasonable expenses, including attorneys’ fees and disbursements, incurred by the person in connection with the proceeding with respect to the same acts or omissions; (ii) acted in good faith; (iii) received no improper personal benefit and the applicable statutory provisions have been satisfied in the case of any conflict of interest affecting a director; (iv) in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and (v) in the case of acts or omissions occurring in the person’s performance in the official capacity of director or, for a person not a director, in the official capacity of officer, committee member or employee, reasonably believed that the conduct was in the best interests of the Company, or in the case of service with another organization at the request of the Company, reasonably believed that the conduct was not opposed to the best interests of the Company. In addition, MBCA Section 302A.521, Subdivision 3 requires payment by the Company, upon written request, of reasonable expenses in advance of final disposition in certain instances. A decision as to required indemnification and payment of expenses by the Company is made by a majority of the disinterested directors present at a board meeting at which a disinterested quorum is present, or by a majority of a designated committee of disinterested directors, by special legal counsel selected by means specified in the statute, by the disinterested shareholders, by a court or, in certain circumstances, by an annually appointed committee of the board.

The Company’s articles of incorporation provide that each of its directors shall not be personally liable to it or its shareholders for monetary damages for any breach of fiduciary duty as a director, except for liability: (i) for any breach of the director’s duty of loyalty to the Company or its shareholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under Sections 302A.559 or 80A.23 of the MBCA; (iv) for any transaction from which the director derived an improper personal benefit; or (v) for any act or omission occurring prior to the date when the articles of incorporation became effective.

The Company’s articles of incorporation also provide that if the MBCA is amended to authorize any further limitation of the liability of a director, then the liability of a director is eliminated or limited to the fullest extent permitted by the amended act. Further, the Company’s bylaws provide that it shall indemnify its directors and officers to the maximum extent permitted by Section 302A.521 of the MBCA.

The Company has also entered into indemnification agreements with certain of its directors and executive officers. The indemnification agreements may require the Company, among other things, and in each case, to the extent permitted by the MBCA, to indemnify its directors and officers against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors’ and officers’ insurance if available on reasonable terms.

The Company also carries directors’ and officers’ liability insurance covering its directors and officers.

The Merger Agreement requires the Surviving Corporation to honor all existing rights to indemnification in favor of all current and former directors and officers of the Company and its subsidiaries.

In addition, the Merger Agreement requires Parent to maintain the Company’s current directors’ and officers’ insurance policies (or obtain substitute insurance of at least the same coverage and amounts containing terms that are no less favorable to the indemnified parties than those existing on the date of the Merger Agreement) for six years following the Effective Time. However, Parent will not be required to pay premiums which on an annual basis exceed 300% of the premium paid by the Company for its last full fiscal year prior to entry into the Merger Agreement. The Merger Agreement also requires Parent and the Surviving Corporation to indemnify, defend and hold harmless, and provide advancement of expenses to, the current and former directors and officers of the Company and its subsidiaries against certain losses and indemnified liabilities, including in connection with the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement.

Arrangements with Parent, Intermediate Parent, Purchaser and their Affiliates

Merger Agreement

On February 21, 2017, Popeyes, Parent, Purchaser and, solely for purposes of Section 9.03 thereof, Intermediate Parent entered into the Merger Agreement. A summary of the material provisions of the Merger Agreement is contained in Section 11 of the Offer to Purchase under the heading “—The Merger Agreement; Other Agreements” and is incorporated herein by reference. This summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Merger Agreement has been provided solely to inform investors of its terms. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of such agreement, were made solely for the benefit of the parties to the Merger Agreement and may be intended not as statements of fact, but rather as a way of allocating risk among the parties if those statements prove to be inaccurate. These representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality in a way that is different from what may be viewed as material by shareholders of, or other investors in, the Company. The Merger Agreement also contains representations and warranties the Company, Parent and Purchaser made to each other as of specific dates, which may not be accurate or complete as of any other date. Accordingly, the representations, warranties and covenants in the Merger Agreement should not be relied on by any persons as characterizations of the actual state of facts and circumstances of the Company at the time they were made and the information in the Merger Agreement should be considered in conjunction with the entirety of the factual disclosure about the Company in its public reports filed with the SEC. Information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information contained or incorporated by reference in this Schedule 14D-9 and the Schedule TO, in each case including all related exhibits thereto, such as the Offer to Purchase and the Letter of Transmittal.

Waiver to Merger Agreement. Following the execution of the Merger Agreement, Parent and Purchaser agreed with the Company that, unless otherwise requested in writing by Parent and Purchaser to the Company upon at least five business days’ notice, the Company will not be required under Section 1.04(b) of the Merger Agreement to mail the information statement required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder to the Company’s shareholders.

Confidentiality Agreement

On February 4, 2017, the Company and Parent entered into a confidentiality agreement (the “Confidentiality Agreement”) in connection with a possible transaction involving the Company. Under the terms of the Confidentiality Agreement, the Company and Parent agreed that, subject to certain exceptions, each of the Company and Parent would keep confidential all information furnished to one another pursuant to the Confidentiality Agreement for a period of two years, subject to certain exceptions, and to use this information solely to evaluate a possible negotiated transaction between the parties. Under the Confidentiality Agreement, Parent also agreed to certain “standstill” provisions for the benefit of the Company that expire nine months from the date of the Confidentiality Agreement, but which do not restrict Parent from either (i) making any proposal for a possible transaction with the Company directly to the Popeyes Board on a confidential basis, so long as the proposal does not require the Company to make a public announcement, or (ii) publicly making any proposal regarding a possible transaction in which a person or “group” of persons acquires, including by merger, acquisition or otherwise, control of at least a majority of the equity or assets of the Company (a “Control Transaction”), but only if, in the case of clause (ii): (a) the Company enters into a binding definitive agreement with a third party to effect such a Control Transaction, (b) a third party unaffiliated with Parent or with any “group” of which Parent is a member publicly commences or announces a proposal to effect a Control Transaction and the Popeyes Board publicly endorses such proposal or does not recommend against such proposal within 10 business days after commencement thereof, or (c) any person or group acquires beneficial ownership of more than 15% of the Company’s outstanding Common Stock and files a Schedule 13D (or any amendment to a previously filed Schedule 13D) in connection with the acquisition. The Confidentiality Agreement also contains a mutual non-solicitation covenant, pursuant to which the Company and Parent each agreed, for a period of 12 months from the date of the Confidentiality Agreement and subject to certain limited exceptions, not to take any action to solicit or otherwise offer employment to, hire, or engage in discussions regarding employment with, any person currently employed by the other.

This summary and description of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(2) hereto and incorporated herein by reference.

Item 4.	The Solicitation or Recommendation.

On February 21, 2017, the Popeyes Board duly (i) declared that the Merger Agreement and the other transactions contemplated thereby (including, the Offer, the Merger and the Top-Up (as defined in “Item 8. Additional Information—Top-Up”)), are fair to and in the best interests of the Company and its shareholders, (ii) approved and declared advisable the Merger Agreement (including the plan of merger contained therein (the “Plan of Merger”)) and the transactions contemplated thereby, including, the Offer, the Merger and the Top-Up, (such approval having been made in accordance with the applicable provisions of the MBCA, including for purposes of Section 302A.613, Subd.1 thereof) and (iii) recommended that the Company’s shareholders accept the Offer, tender their Shares to Purchaser pursuant to the Offer, and to the extent required to consummate the Merger, approve the Merger Agreement and adopt the Plan of Merger.

Accordingly, and for other reasons described in more detail below, the Popeyes Board recommends that the Company’s shareholders tender their Shares pursuant to the Offer.

Background of the Offer and Merger

As part of Popeyes’ long-term strategic planning process, the Popeyes Board regularly reviews the near-term and long-term strategy, performance, positioning, and operating prospects of the Company with a view toward enhancing shareholder value. These reviews have included consideration, from time to time, of potential opportunities to maximize shareholder value through acquisitions, and other financial and strategic alternatives. At the Company’s request, UBS Securities LLC (“UBS”) and Genesis Capital, LLC (“Genesis”), as financial advisors to Popeyes, have upon various occasions over the past several years assisted Popeyes in evaluating certain potential strategic alternatives and initiatives available to Popeyes.

On September 16, 2016, Daniel Schwartz, President and Chief Executive Officer of RBI, contacted Cheryl Bachelder, the Company’s Chief Executive Officer, to ask whether she would be available for dinner during an upcoming trip to Atlanta. Ms. Bachelder agreed to meet Mr. Schwartz for dinner on September 19, 2016 at an Atlanta restaurant. Ms. Bachelder and Mr. Schwartz were joined by Alexandre Behring, Chairman of the Board of Directors of RBI. During the dinner, Messrs. Schwartz and Behring expressed interest in a potential acquisition of Popeyes. No purchase price or other terms of a transaction were discussed at the meeting, and Ms. Bachelder informed Messrs. Schwartz and Behring that Popeyes was not for sale. Promptly following the dinner, Ms. Bachelder contacted Popeyes’ Chairman of the Board, Mr. John M. Cranor, III, and informed him of her discussion with Messrs. Schwartz and Behring. Mr. Cranor and Ms. Bachelder then held a joint call with representatives of King & Spalding LLP, Popeyes’ legal advisor (“King & Spalding”), and UBS to discuss the dinner meeting and potential next steps.

On or about September 22, 2016, Ms. Bachelder met a representative of Party A for a breakfast meeting. At the meeting, Ms. Bachelder inquired as to whether Party A would be interested in consummating a strategic transaction with Popeyes. Party A informed Ms. Bachelder that it would consider and further discuss such a transaction at a later date.

On September 23, 2016, the Popeyes Board held a meeting to discuss Ms. Bachelder’s dinner meeting with Messrs. Schwartz and Behring, as well as Ms. Bachelder’s discussions with Party A. Representatives of King & Spalding and UBS also attended the meeting. After discussing Ms. Bachelder’s meeting with Messrs. Schwartz and Behring and Party A, the Popeyes Board did not make any decision with respect to the potential sale of Popeyes or any other strategic alternative. The Popeyes Board determined that it needed more updated information regarding Popeyes’ revised strategic plan on which the management of Popeyes had been working over the past several months in order to appropriately assess RBI’s indication of interest.

In addition, the Popeyes Board authorized Ms. Bachelder to contact, at her discretion, potential buyers known to Ms. Bachelder through her role as Chief Executive Officer of Popeyes to determine if they may be interested in pursuing a potential transaction with Popeyes. The Popeyes Board authorized Ms. Bachelder to proceed on this basis so that it would have the views of other interested parties regarding a potential transaction if transaction discussions with RBI or any other party gained momentum.

The Popeyes Board met on October 10, 2016. Representatives of King & Spalding and UBS attended the meeting. At the meeting, at the request of the Popeyes Board, representatives of UBS presented background information regarding RBI and 3G Capital (“3G”), which owns over 40% of the combined voting power of RBI, and their respective transaction histories. Representatives of UBS also provided their views as to why RBI may be interested in a potential transaction with Popeyes. Popeyes’ senior management presented its views regarding a potential transaction with RBI and the perceived advantages and disadvantages of such a transaction, particularly in light of the potential standalone opportunities available to Popeyes. During the meeting, King & Spalding discussed with the Popeyes Board its fiduciary duties arising in connection with the evaluation of potential strategic alternatives, as well as the importance of avoiding any conflicts of interest in a potential sale transaction.

Following the Popeyes Board’s discussions, the Popeyes Board determined that, although it was not interested in pursuing a transaction with RBI at that time, it would be in the best interests of Popeyes’ shareholders for the Popeyes Board to learn more about RBI and its long-term growth plans.

On or about October 12, 2016, Mr. Schwartz contacted Ms. Bachelder to request another meeting. On October 16, 2016, Ms. Bachelder confirmed that the meeting was scheduled to occur on October 31, 2016 and would include Mr. Cranor.

On October 20, 2016, Ms. Bachelder met with representatives of Party B, a potential strategic buyer. At the meeting, Ms. Bachelder inquired as to whether Party B would be interested in consummating a potential transaction with Popeyes. Party B informed Ms. Bachelder that it was not interested in such a transaction.

On October 31, 2016, Ms. Bachelder and Mr. Cranor met with Messrs. Schwartz and Behring at King & Spalding’s offices in Atlanta. At this meeting, Messrs. Schwartz and Behring discussed RBI’s background and investment history and strategies, emphasizing that RBI was interested in the long-term growth of its brands. In particular, the RBI representatives discussed RBI’s 2014 acquisition of Tim Hortons, and its 2010 acquisition of Burger King. Both Messrs. Schwartz and Behring noted that one of the key aspects of the Tim Hortons transaction was the preservation of the rich heritage of the Tim Hortons brand in Canada and committed to similarly preserving the Popeyes brand and its core operating principles in any potential transaction. At the end of the meeting, the RBI representatives indicated that, subject to satisfactory due diligence, RBI would be interested in making a confidential proposal to acquire Popeyes. Mr. Cranor reconfirmed that Popeyes was not for sale but that he would inform the Popeyes Board of RBI’s interest and indicated that any specific proposal should be communicated in writing.

Later on October 31, 2016, RBI delivered a letter to Ms. Bachelder and Mr. Cranor which contained a non-binding proposal by RBI to acquire all outstanding Popeyes Common Stock for $64.00 per Share in cash. On October 31, 2016, Popeyes’ closing stock price was $53.38 per Share. The letter stated, among other things, that RBI understood Popeyes rich heritage and the brand that Popeyes had built. The letter also noted that the proposal was conditioned on, among other things, customary due diligence, which RBI believed could be completed within two weeks, and satisfactory completion of transaction documentation. RBI also requested that Popeyes discuss the potential transaction with RBI on an exclusive basis.

The Popeyes Board met on November 2, 2016 to discuss RBI’s proposal. Representatives of King & Spalding and UBS also attended the meeting. At the meeting, King & Spalding discussed with the Popeyes Board its fiduciary duties applicable to its consideration of a potential sale of Popeyes. In addition, UBS reviewed RBI’s proposal with the Popeyes Board, as well as potential strategic alternatives available to Popeyes, including a sale and leaseback transaction, the implementation of a dividend, a transformational acquisition/partnership, a “private investment in public equity” transaction, a leveraged recapitalization transaction, a share repurchase program and a potential sale of Popeyes to a strategic or non-strategic buyer.

Representatives of UBS also discussed the current mergers and acquisitions environment generally and with respect to the quick service restaurant industry in particular and their preliminary views with respect to other parties that could potentially be interested in pursuing a strategic transaction with the Company. As part of this discussion, representatives of UBS discussed with the Popeyes Board a list of 23 strategic and non-strategic buyers, which list was prepared by UBS with input from Popeyes’ management.

Among other matters, representatives of UBS noted that there were a limited number of potential strategic buyers in the quick service restaurant industry, that there had been a limited number of strategic mergers and acquisitions in the quick service restaurant industry in recent years and that there had been a limited number of mergers and acquisitions in the quick service restaurant industry in recent years with transaction values in excess of $1 billion. In addition, representatives of UBS noted that, given the financial models typically employed by financial buyers in evaluating potential transactions, which require certain hurdle rates of return on investments, they believed it was unlikely that a financial buyer would be able to make a fully financed, non-contingent offer to acquire Popeyes at a price per Share that would provide value to Popeyes’ shareholders greater than a potential transaction with a strategic buyer. Representatives of UBS then discussed the public profile and investment philosophy of RBI, noting that RBI generally appeared to make long-term investments. During this discussion, representatives of UBS also noted that they believed that there would be a limited number of strategic acquirors that would be willing and able to consider an acquisition of Popeyes for a variety of reasons.

Following discussion, the Popeyes Board determined that, because RBI’s price was not adequate in its view to consider a sale of Popeyes as well as the fact that Popeyes was not for sale, Popeyes should not engage in further discussions with RBI with respect to a proposed transaction.

On November 4, 2016, representatives of UBS provided disclosure to the Popeyes Board regarding UBS’ business relationships with RBI and 3G in the last three years, which the Popeyes Board determined were not material.

On November 10, 2016, Ms. Bachelder informed RBI that the Popeyes Board had evaluated RBI’s non-binding proposal of October 31, 2016 and determined not to engage in further discussions at that time with RBI with respect to a proposed transaction.

On November 11, 2016 Mr. Schwartz contacted Ms. Bachelder and reiterated RBI’s interest in a potential transaction. Mr. Schwartz requested a meeting with Ms. Bachelder to further discuss Popeyes’ business in order to permit RBI to submit a revised offer to acquire Popeyes.

Later that day, the Popeyes Board met to discuss RBI’s inquiry. Representatives of King & Spalding and UBS also attended the meeting. At the meeting, representatives of UBS discussed Popeyes’ business and financial performance with the Popeyes Board and reviewed Popeyes’ strategic plan with the Popeyes Board.

Representatives of UBS further discussed information concerning other potential buyers of Popeyes, the businesses and strategic activities of certain of those parties, and the likelihood that Popeyes would be able to generate interest from such other potential buyers. Representatives of UBS also reiterated their view that they believed that there would be a limited number of strategic acquirors that would be willing and able to consider an acquisition of Popeyes for a variety of reasons. In addition, representatives of UBS again noted that, given the financial models typically employed by financial buyers in evaluating potential transactions, which require certain hurdle rates of return, they believed it was unlikely that a financial buyer would be able to make a fully financed, non-contingent offer to acquire Popeyes at a price per Share that would provide value to Popeyes’ shareholders greater than a potential transaction with a strategic buyer.

Following discussion, the Popeyes Board again determined that Popeyes should not engage in further discussions with RBI with respect to a proposed transaction. Ms. Bachelder subsequently informed Mr. Schwartz of this determination following the Popeyes Board meeting.

The Popeyes Board met on November 18, 2016. Representatives of King & Spalding and UBS also attended the meeting. At the meeting, representatives of UBS discussed with the Popeyes Board, among other matters, the potential execution by Popeyes of a leveraged recapitalization in conjunction with a share buy-back program. Following discussion, the Popeyes Board determined to further consider a leveraged recapitalization in conjunction with a share buy-back program at the Popeyes Board meeting to be held in December 2016.

On or about November 22, 2016, Ms. Bachelder met with a representative of Party A, at which time Party A informed Ms. Bachelder that it was interested in discussing a transaction between Popeyes and a portfolio company of Party A engaged in the quick service restaurant business (“Portfolio Company A”). Party A explained that it was contemplating a strategy whereby Portfolio Company A would be combined with other quick service restaurant companies to create a new publicly traded, “multi-vertical” structure similar to the strategy followed by RBI and other companies. Party A noted that this new strategy could result in increased scale, revenue, store and profit growth and management depth for a newly combined Popeyes and Portfolio Company A. Party A also requested that Ms. Bachelder discuss this proposed transaction with the Popeyes Board. No purchase price or other terms of a potential transaction were discussed during this meeting.

On December 8, 2016, Ms. Bachelder met with representatives of Party C. Party C is a financial buyer with investment funds that control companies focused on industries similar to Popeyes’ industry. At the meeting, Ms. Bachelder inquired as to whether Party C would be interested in pursuing a potential transaction with Popeyes. Party C stated that it was not interested in a potential transaction with Popeyes.

The Popeyes Board met on December 9, 2016. Representatives of King & Spalding and UBS also attended the meeting. At the meeting, representatives of King & Spalding discussed with the Popeyes Board its fiduciary duties applicable to its consideration of a potential sale of Popeyes. Representatives of UBS discussed with the Popeyes Board changes in general economic and industry conditions since the prior Popeyes Board meeting, as well as various strategic alternatives, including potential leveraged recapitalization transactions in conjunction with a share buy-back program. As part of this discussion, the Popeyes Board discussed the significant increase in the trading price of Popeyes’ Common Stock that had occurred over the prior two-month period.

In addition, Ms. Bachelder reviewed with the Popeyes Board her discussions with Party A and Party C with respect to a potential transaction. Representatives of UBS discussed Party A’s background and investment history and strategies, and noted that if Party A desired to consummate an all-cash acquisition transaction with Popeyes, Party A would likely have to obtain additional sources of equity or debt financing to consummate such a transaction. Representatives of UBS also reviewed RBI’s and 3G’s acquisition history with the Popeyes Board, and noted that RBI and 3G had been patient but determined buyers in prior transactions and that RBI would likely submit a revised offer to acquire Popeyes.

The Popeyes Board also discussed Popeyes’ standalone prospects at the meeting, as well as the opportunities and risks associated with continuing to operate Popeyes as an independent business. Among other matters, the Popeyes Board discussed the need for additional information technology capital expenditures, international franchisee growth, and a management succession plan if Popeyes were to continue to operate as an independent business. In addition, the Popeyes Board discussed capital allocation alternatives, including a leveraged recapitalization and an increase in the Company’s previously-authorized share buy-back program. Although no definitive decisions were made with respect to these matters, the Popeyes Board directed management to continue work on a $150 million expansion of the Company’s $250 million credit facility, with the intention of increasing the Company’s total leverage ratio to 2.5x to 3.5x by the end of 2017. The Popeyes Board also determined that, if RBI were to submit a revised offer to acquire Popeyes, it would evaluate such offer at a later date.

On January 17, 2017, Popeyes received a revised proposal from RBI, whereby RBI proposed to acquire Popeyes for $74.00 per Share in cash. RBI also requested that Popeyes negotiate the potential transaction with RBI on an exclusive basis. The closing price of Popeyes’ Common Stock on January 17, 2017 was $61.50 per Share.

On January 21, 2017, the Popeyes Board met to discuss RBI’s revised proposal. Representatives of King & Spalding and UBS also attended the meeting. Representatives of King & Spalding reviewed with the Popeyes Board its fiduciary duties applicable to its consideration of a potential sale of Popeyes. Representatives of UBS reviewed RBI’s revised offer with the Popeyes Board, and noted the strength of RBI’s offer from a financial perspective. Representatives of UBS reiterated their belief that there would be a limited number of strategic acquirors that would be willing and able to consider an acquisition of Popeyes for a variety of reasons.

The Popeyes Board also discussed RBI’s request for exclusivity, and the risk that RBI may abandon the proposed transaction if Popeyes did not agree to RBI’s request for exclusivity. In addition, the Popeyes Board discussed the increased likelihood of “leaks” and the potential disruption of Popeyes’ management attention with respect to Popeyes’ ongoing business operations if the number of potential bidders were expanded to include buyers that the Popeyes Board believed were unlikely to be competitive.

Following discussion, the Popeyes Board determined that, while it would not be willing to approve a transaction with a $74.00 per Share purchase price, Popeyes should enter into a confidentiality agreement and provide due diligence materials to RBI such that RBI could consider increasing its purchase price. The Popeyes Board also determined that Popeyes would not engage with RBI on an exclusive basis. Representatives of UBS informed RBI of the Popeyes Board’s determination following this meeting.

Also on January 21, 2017, UBS confirmed to the Popeyes Board that there had been no material changes to UBS’ disclosure of relationships with RBI or 3G since the disclosure they provided on November 4, 2016 and that there were no business relationships between UBS and Party A or Portfolio Company A in the last three years.

Following the January 21, 2017 Popeyes Board meeting, Ms. Bachelder discussed with Mr. Cranor whether Popeyes should contact other parties to determine if other potential buyers would be willing to consummate a transaction with Popeyes at an attractive price. As part of this discussion, Ms. Bachelder and Mr. Cranor considered the meeting Ms. Bachelder had with Party A in November 2016, and the fact that Party A stated that it may be interested in consummating a transaction with Popeyes. Mr. Cranor also discussed contacting other potential buyers in this context with other members of the Popeyes Board and subsequently authorized Ms. Bachelder to contact Party A to request that Party A make a proposal with respect to a potential transaction.

On or about January 24, 2017, Ms. Bachelder contacted Party A to request that Party A make a proposal with respect to a potential transaction. Ms. Bachelder and Party A agreed to schedule a meeting for January 26, 2017 to further discuss a potential transaction.

On January 24, 2017, Popeyes formally engaged UBS as its financial advisor and executed an engagement letter with UBS.

On January 26, 2017, Popeyes’ senior management (other than Ms. Bachelder) and representatives of UBS met with Party A to discuss Popeyes’ and Portfolio Company A’s respective businesses in the context of a potential transaction. No purchase price or other transaction terms were discussed at the meeting. Ms. Bachelder did not attend this meeting as she was traveling outside of the United States visiting franchisee locations.

On January 31, 2017, Party A and Portfolio Company A made a proposal to Popeyes with respect to a potential transaction. In the proposal, Party A and Portfolio Company A proposed that Popeyes and Portfolio Company A would be combined in a change in control transaction in which Popeyes’ shareholders would receive $38.50 per Share in cash, as well as approximately 20% of the equity of the resulting combined company. The proposal also provided that, if the proposed transaction between Popeyes and Portfolio Company A were to be consummated, the resulting combined company would be a “controlled public company” with Party A as the majority shareholder of the combined company. Party A took the position that its proposal valued Popeyes at a level in excess of its current trading price and in excess of the RBI proposal.

The Popeyes Board met on January 31, 2017 to discuss Party A’s proposal. Representatives of King & Spalding and UBS also attended the meeting. Representatives of UBS discussed with the Popeyes Board the terms of Party A’s proposal, as well as the assumptions underlying the valuation Party A ascribed to the proposal. Among other matters, the Popeyes Board discussed the difficulty associated with valuing the resulting combined company contemplated by Party A’s proposal due to, among other matters, the fact that Portfolio Company A was a privately-owned company and its shares were not traded on any stock exchange.

The Popeyes Board discussed the risks associated with Party A’s proposal, including the fact that the actual value that Popeyes’ shareholders would receive in Party A’s proposed transaction depended in large part on the actual trading value that would be ascribed by investors to the shares of the combined company resulting from the potential transaction. The Popeyes Board also discussed with representatives of UBS the unfavorable mix of company-operated restaurants versus franchised restaurants at Portfolio Company A, noting that approximately one-third of Portfolio Company A’s EBITDA came from royalties from franchised restaurants, a proportion that is far lower than that of Popeyes, which could lead to a lower trading multiple. Furthermore, representatives of UBS pointed to other factors influencing valuation, such as assumed synergies and EBITDA growth rates. The Popeyes Board also discussed the execution risks associated with Party A’s proposed transaction, particularly the fact that Party A’s proposed transaction would take at least six months to close, which would result in additional deal certainty risks as compared to RBI’s proposed all cash transaction. Furthermore, the Popeyes Board discussed the fact that Party A’s proposal did not contemplate any “floor”, “collar”, or other mechanism designed to ensure that Popeyes’ shareholders would receive a fixed or minimum amount of value in any transaction with Portfolio Company A.

The Popeyes Board also discussed the potential positive aspects of Party A’s proposed transaction, including the fact that it would result in Popeyes’ shareholders receiving equity in a newly created multi-vertical, publicly-traded quick service restaurant company that would allow Popeyes’ shareholders to share in the earnings growth of such company. In addition, the Popeyes Board considered the impact that a transaction with RBI and that an alternative transaction with Portfolio Company A could have on the Company’s shareholders, employees and other constituents.

Following discussion, the Popeyes Board determined that the value that Popeyes’ shareholders would receive in Party A’s proposal was lower than the $74.00 per Share cash purchase price proposed by RBI. Accordingly, the Popeyes Board instructed UBS to request that Party A reduce the risk to Popeyes’ shareholders associated with Party A’s proposal by increasing the cash consideration Popeyes’ shareholders would receive in such transaction and/or increasing the equity interest that Popeyes’ shareholders would receive in the combined company resulting from Party A’s proposal.

On February 2, 2017, representatives of UBS contacted Mr. Schwartz to inform him that Popeyes would be providing RBI with access to Popeyes’ due diligence material, subject to execution of a customary confidentiality agreement. Mr. Schwartz informed representatives of UBS that, subject to review of this due diligence material, RBI was prepared to execute a transaction with Popeyes as promptly as possible. In this context, RBI also stated to representatives of UBS that RBI would not agree to a post-signing “go-shop” in any transaction with Popeyes.

Also on February 2, 2017, King & Spalding provided Paul, Weiss, Rifkind, Wharton & Garrison LLP (“Paul Weiss”), legal advisors to RBI, with a draft confidentiality agreement. King & Spalding and Paul Weiss negotiated this agreement on February 3, 2017 and February 4, 2017. On February 4, 2017 Popeyes and RBI executed a confidentiality agreement with a customary “standstill” provision.

On February 3, 2017, Party A and Portfolio Company A submitted a revised proposal. In the revised proposal, Party A and Portfolio Company A proposed that Popeyes and Portfolio Company A would be combined in a transaction in which Popeyes’ shareholders would receive $40.00 per Share in cash, as well as 20% of the equity of the resulting combined company. Consistent with Party A’s and Portfolio Company A’s prior proposal, the revised proposal also provided that, if the proposed transaction between Popeyes and Portfolio Company A were to be consummated, the resulting combined company would be a “controlled public company” with Party A as the majority shareholder of the combined company. Also consistent with Party A’s and Portfolio Company A’s prior proposal Party A took the position that the revised proposal valued Popeyes at a level in excess of its current trading price and in excess of the RBI proposal.

The Popeyes Board met on February 3, 2017 to discuss Party A’s proposal. Representatives of King & Spalding and UBS also attended the meeting. Representatives of UBS discussed with the Popeyes Board the terms of Party A’s proposal, as well as the assumptions underlying the valuation Party A ascribed to the proposal. Among other matters, the Popeyes Board again discussed the execution risks associated with Party A’s proposed transaction, as well as the difficulty associated with valuing the resulting combined company contemplated by Party A’s proposal due to, among other matters, the fact that Portfolio Company A was a privately-owned company, Popeyes had limited information on Portfolio Company A, and Portfolio Company A’s shares were not traded on any stock exchange. The Popeyes Board also discussed whether engaging in a reciprocal due diligence process with Party A and Portfolio Company A would be warranted to determine if Party A’s proposal was potentially competitive with RBI’s proposal. Following discussion, the Popeyes Board determined that the value Popeyes’ shareholders would receive in Party A’s proposal was lower than the $74.00 per Share purchase price proposed by RBI.

Also at the meeting, the Popeyes Board discussed with representatives of UBS the value that Popeyes’ shareholders would receive in Party A’s proposed transaction if Party A increased the cash payable to Popeyes’ shareholders or the equity of the combined company Popeyes’ shareholders would receive in the transaction. Following discussion, the Popeyes Board instructed UBS to request that Party A increase its proposal so that Popeyes’ shareholders would receive significantly more equity in the combined company and/or more cash. In response to this request, Party A informed Popeyes that it was not interested in pursuing a potential transaction in which Popeyes’ shareholders would receive significantly more equity in the combined company.

On or about February 5, 2017, Ms. Bachelder, Mr. Cranor and Party A further discussed Party A’s proposal. Among other matters, Ms. Bachelder, Mr. Cranor and Party A discussed whether a transaction combining Popeyes and Portfolio Company A could create significant value for Popeyes’ shareholders. Following discussion, Ms. Bachelder and Mr. Cranor determined that Popeyes and its representatives should continue to discuss a proposed transaction with Party A, and that Portfolio Company A and Popeyes should provide each other with due diligence materials to determine whether Party A and Popeyes could reach an agreement as to a potential transaction that would provide value to Popeyes’ shareholders in excess of the purchase price associated with the transaction with RBI.

On February 8, 2017, Portfolio Company A entered into a confidentiality agreement with Popeyes. The “standstill” provisions in the confidentiality agreement did not contain any restriction that would prevent Portfolio Company A or Party A from making a proposal to acquire Popeyes if Popeyes entered into an agreement with respect to a potential transaction with RBI or another third party.

The Popeyes Board met on February 9, 2017 to discuss Party A’s proposal, as well as the status of the discussions with RBI regarding a potential transaction. Representatives of King & Spalding and UBS also attended the meeting. Following the Popeyes Board meeting, representatives of Party A and Portfolio Company A met with the Popeyes Board to provide the Popeyes Board with an overview of Portfolio Company A’s business, and Party A’s and Portfolio Company A’s views with respect to the potential value Popeyes’ shareholders would receive in a transaction between Popeyes and Portfolio Company A.

On February 10, 2017, the Popeyes Board met to further review the status of the discussions with Party A and RBI. Representatives of King & Spalding and UBS also attended the meeting. At the meeting, the Popeyes Board discussed the formation of a sub-committee of the Popeyes Board to provide day-to-day oversight over the discussions with Party A and Portfolio Company A, on the one hand, and RBI, on the other hand.

The Popeyes Board then met in executive session, with the independent directors and King & Spalding present to further consider the formation of a sub-committee. Following discussion, the Popeyes Board determined that, due to the amount of work that would be required by Popeyes and its advisors to further value and consider Party A and Portfolio Company A’s proposal, the Popeyes Board would form a sub-committee (the “Sub-Committee”), in order to facilitate a timely response to developments as they arose, but with major decisions being subject to final decision making by the full Popeyes Board. The Popeyes Board appointed Martyn R. Redgrave, Krishnan Anand, and Lizanne Thomas (each of whom were members of the Popeyes Board that were independent of management).

Also at the meeting, the Popeyes Board authorized Popeyes to engage Genesis as an additional financial advisor to Popeyes. While the Popeyes Board determined that there were no conflicts of interests between UBS or RBI, on the one hand, or Party A or Portfolio Company A, on the other hand, that necessitated the engagement of Genesis as financial advisor to Popeyes, it would be in the best interests of Popeyes and its shareholders to engage Genesis to provide additional assistance to Popeyes’ management team and the Sub-Committee in conducting a financial due diligence review of Portfolio Company A, evaluating the proposal from Party A and Portfolio Company A, and providing advice to the Popeyes Board. Genesis was selected to serve as financial advisor to Popeyes based on Genesis’ prior work with and familiarity with Popeyes, its industry expertise as well as experience with other similar transactions.

In addition, at the meeting the Popeyes Board instructed Popeyes’ senior management to review Popeyes’ standalone operating plan to determine if there were any actions Popeyes could take (such as buying franchise stores or reducing capital expenditures) that would result in Popeyes being able to achieve greater shareholder value than would result from a transaction with Party A, Portfolio Company A or RBI.

On February 10, 2017, Paul Weiss provided a draft merger agreement to King & Spalding, and Paul Weiss and King & Spalding thereafter negotiated the terms of the draft merger agreement.

On February 10, 2017, Popeyes formally engaged Genesis as an additional financial advisor to Popeyes.

On February 11, Popeyes and Portfolio Company A began exchanging due diligence information.

On February 13, 2017, the Sub-Committee met with representatives of King & Spalding, UBS and Genesis to discuss the status of the negotiations with RBI and Party A, as well as the revisions made to Popeyes’ standalone operating plan requested by the Popeyes Board. Later that afternoon, Reuters published a report stating, among other matters, that RBI had approached Popeyes to discuss a potential acquisition of Popeyes. The closing price of Popeyes’ Common Stock on February 13, 2017 was $70.82. The closing price of Popeyes’ Common Stock on February 10, 2017, the trading day prior to the leak, was $66.04.

During the week of February 13, 2017, a significant amount of information was exchanged between Popeyes and Party A concerning Popeyes and Portfolio Company A such that the respective parties could better understand the proposed terms and implications of a potential transaction between Popeyes and Portfolio Company A. This information included materials relating to historical financial and operating performance, projected financial performance (including potential synergies, detailed business plans and organizational charts), new store development plans, franchisee details, geographic coverage and expansion plans, information technology and mobile technology plans, and other information related to the operations and finances of the businesses of Popeyes and Portfolio Company A.

On February 14, 2017, the Sub-Committee and members of the Popeyes Board met with representatives of King & Spalding, UBS and Genesis to discuss the status of the negotiations with RBI and the implications of the Reuters report of the previous afternoon, the due diligence review underway with respect to the proposed combination of Popeyes and Portfolio Company A, the status of the discussions and negotiations with Party A, and the revisions made to Popeyes’ standalone operating plan requested by the Popeyes Board.

Also on February 14, 2017, Popeyes senior management met with Party A and Company A’s senior management. Representatives of Genesis, King & Spalding and Party A’s financial advisors also attended the meeting. At the meeting, Company A’s senior management and Popeyes’ senior management each discussed their respective businesses. The parties also discussed the strategy that a combined company of Popeyes and Portfolio Company A could pursue, as well as the potential synergies that such combined company could achieve. After this meeting, a subset of the management teams of Popeyes and Portfolio Company A continued to discuss the assumptions underlying such combined company, and identify and quantify its synergies.

On February 15, 2017, the Sub-Committee and members of the Popeyes Board met with representatives of King & Spalding, UBS and Genesis to receive a report on Popeyes’ meeting with Portfolio Company A, an update on the due diligence review and negotiations regarding Party A’s proposed transaction, the status of the negotiations with RBI, as well as an update on the revisions to Popeyes’ standalone operating plan requested by the Popeyes Board.

Also on February 15, 2017, Popeyes senior management and Portfolio Company A’s senior management met to further discuss the assumptions underlying a combined company of Popeyes and Portfolio Company A, and identify and quantify such combined company’s synergies.

On February 16, 2017, the Sub-Committee and members of the Popeyes Board met with representatives of King & Spalding, UBS and Genesis to discuss the status of the negotiations with RBI and the due diligence review and negotiations regarding Party A’s proposed transaction, as well as the revisions to Popeyes’ standalone operating plan requested by the Popeyes Board.

Also on February 16, 2017, members of senior management of RBI attended a management presentation given by members of senior management of Popeyes. Representatives of RBI also met with the Popeyes Board. At Popeyes’ request, members of senior management of RBI also made a presentation regarding RBI’s business at that meeting. The management presentation was also attended by representatives of Paul Weiss, UBS and King & Spalding.

In addition, on February 16, 2017, representatives of Party A, Party A’s financial advisors and Genesis met to review and discuss the financial information shared among the Popeyes and Portfolio Company A management teams, the potential synergies identified by the parties, the financing assumptions and steps required and proposed by Party A to reach a definitive agreement and announcement of a transaction, the additional steps required to consummate Party A’s proposed transaction, and other factors impacting value and execution risk of Party A’s proposed transaction.

During the evening of February 16, 2017, Popeyes senior management and Portfolio Company A’s senior management met for dinner to further discuss Party A’s proposed transaction.

On February 17, 2017, the Sub-Committee and members of the Popeyes Board met with representatives of King & Spalding, UBS and Genesis to receive an update on and discuss the meeting with RBI that took place on the prior day, the due diligence review and discussions related to Party A’s proposed transaction, as well as the negotiations with RBI and the review of Popeyes’ standalone operating plan requested by the Popeyes Board.

Also on February 17, 2017, RBI submitted a revised proposal whereby RBI proposed to acquire Popeyes for $79.00 per Share in cash. The closing price of Popeyes’ Common Stock on February 17, 2017 was $66.12 per Share. RBI stated that this proposal was its best and final offer, and that it was prepared to enter into a definitive merger agreement by February 20, 2017.

On the evening of February 17, 2017, the Popeyes Board met to further review the revised proposed submitted by RBI, the status of the discussions and negotiations with Party A as well as the standalone operating plan prepared by Popeyes’ management. Representatives of King & Spalding, UBS and Genesis also attended the meeting. At the meeting, the Popeyes Board discussed the fact that RBI’s offer did not contain any financing or other material contingencies, the fact that the merger agreement contemplated the acquisition of Popeyes through a tender offer and the timeline to complete the tender offer, and the fact that RBI was prepared to enter into a definitive merger agreement by February 20, 2017. Also at the meeting, representatives of Genesis led a discussion with the Popeyes Board with respect to Party A’s proposal. Following this discussion, the Popeyes Board further discussed the potential positive aspects of Party A’s proposed transaction, including the fact that it would result in Popeyes’ shareholders receiving equity in a newly created multi-vertical quick service restaurant company that would allow Popeyes’ shareholders to proportionately share in the earnings growth of such company.

The Popeyes Board also discussed the negative aspects of Party A’s proposed transaction, including the fact that the proposal was subject to additional due diligence and other documentation and would take a minimum of 30 days to finalize and announce, that the value of Portfolio Company A’s equity was uncertain as a private non-publicly traded entity, that the cash portion of Party A’s offer would be funded by a debt facility ultimately secured by the newly combined operations of Popeyes with Portfolio Company A (which would increase the leverage of the combined company significantly above where Popeyes has historically operated and in excess of many of its quick service restaurant peers, particularly those with meaningful company-operated stores), and that the proposed transaction could take a minimum of four to six months to close, all of which would result in additional risks to value and execution as compared to RBI’s proposed all cash transaction. Furthermore, the Popeyes Board discussed the fact that Party A’s proposal did not incorporate any “floor”, “collar”, or other mechanism designed to ensure that Popeyes’ shareholders would receive a fixed amount or minimum value in any transaction with Portfolio Company A.

On February 18, 2017, the Sub-Committee and representatives of King & Spalding, and Genesis met with Party A, Portfolio Company A, and representatives of Party A’s proposed financing sources to further discuss valuation, structuring and execution matters related to Party A’s offer.

During this meeting, Party A made a revised proposal with respect to its proposed transaction whereby Portfolio Company A and Popeyes would be combined in a transaction in which Popeyes’ shareholders would receive $47.50 per Share in cash, as well as 20% of equity of the resulting combined company. Party A confirmed the cash provided to Popeyes shareholders would ultimately be financed by debt secured by the combined company’s operations. Party A did not increase the equity percentage that Popeyes’ shareholders would receive in the resulting combined company and rejected the concept of providing any “floor”, “collar”, or other mechanism to ensure that Popeyes’ shareholders would receive a fixed or minimum amount of value in any transaction with Portfolio Company A. Consistent with Party A’s and Portfolio Company A’s prior proposals, Party A took the position that the revised proposal valued Popeyes at a level in excess of its current trading price and in excess of the RBI proposal.

The Popeyes Board met following the Sub-Committee’s meeting with Party A and Portfolio Company A that occurred earlier in the day. Representatives of King & Spalding, Genesis and UBS were also present at the meeting. At the meeting, the Sub-Committee and representatives of Genesis and King & Spalding reported on the results of the discussions with Party A and Portfolio Company A. The Popeyes Board again discussed the execution risks associated with Party A’s proposed transaction, including the fact that the value of Portfolio Company A’s equity was uncertain as a private non-publicly traded entity, the cash portion of the proposal would be funded by a debt facility ultimately secured by the newly combined operations of the Company with Portfolio Company A, the proposal was subject to additional due diligence and other documentation before a transaction could be finalized and announced, and that the proposed transaction could take a minimum of four to six months to close, all of which would result in additional risk to value and execution as compared to RBI’s proposed all cash transaction. Furthermore, the Popeyes Board discussed the fact that Party A’s proposal did not incorporate any “floor”, “collar”, or other mechanism designed to ensure that Popeyes’ shareholders would receive a fixed amount or minimum value in any transaction with Portfolio Company A. Following discussion, the Popeyes Board determined that the value Popeyes’ shareholders would receive in Party A’s proposal was materially lower than the $79.00 per Share purchase price proposed by RBI.

Also at the meeting, the Popeyes Board discussed the review of Popeyes’ standalone operating plan requested by the Popeyes Board. Members of Popeyes’ management then once again, as they had at the December 9, 2016 meeting of the Popeyes Board, reviewed a possible revised management strategic plan with respect to Popeyes’ business for purposes of evaluating alternative potential standalone scenarios. Popeyes’ management indicated that the revised strategic plan, while being the right approach for the long-term, was likely to negatively impact cash flow growth in the near term. Also, while Popeyes’ management believed the plan was crucial to Popeyes’ ability to realize its long term potential, Popeyes was unlikely to recognize the full financial benefit of such plan for several years and no assurance could be given that such benefit would ultimately be obtained.

Accordingly, following discussion, the Popeyes Board determined that Popeyes’ standalone operating plan was not likely to result in greater value for Popeyes’ shareholders than the value that would be achieved in RBI’s proposed transaction, and instructed Popeyes and its representatives to finalize the transaction documents with respect to a potential transaction with RBI.

After this meeting, Messrs. Cranor and Redgrave and a representative of King & Spalding contacted Party A and informed it that the Popeyes Board had made a determination to pursue a transaction with another party.

On February 20, 2017, the Popeyes Board held a meeting at which members of Popeyes’ senior management, as well as representatives of King & Spalding and UBS were also present. King & Spalding updated the Popeyes Board on its fiduciary duties applicable to its adoption of the merger agreement and the transactions contemplated by the merger agreement. King & Spalding reviewed with the Popeyes Board the final terms of the merger agreement, including the high degree of transaction certainty resulting from those terms as well as certain employee benefits matters and other significant terms. King & Spalding also reviewed and discussed with the Popeyes Board the proposed adoption of a forum selection bylaw.

The Popeyes Board also discussed the continued importance of preserving the rich heritage of the Popeyes brand and the potential impact that the proposed transaction could have on Popeyes, its shareholders, its franchisees and its other stakeholders, and the determination of the Popeyes Board that Popeyes’ core principles would be a fundamental aspect of any potential transaction.

UBS also confirmed that there had been no material changes to UBS’ disclosure of its relationships with RBI and 3G since the disclosure provided to the Popeyes Board on January 21, 2017. The Popeyes Board also reviewed the terms of the severance and retention benefits payable to Popeyes employees (including senior management) in connection with the transaction.

UBS then reviewed with the Popeyes Board its financial analysis of the consideration provided for in the merger agreement and delivered to the Popeyes Board its oral opinion, which was confirmed by delivery of a written opinion dated February 20, 2017, to the effect that, as of such date and based upon and subject to the various assumptions made, matters considered, and limitations described in its opinion, the consideration to be received by the holders of Popeyes’ Common Stock (other than RBI, Purchaser and their affiliates) in the offer and the merger was fair, from a financial point of view, to such holders.

Following thorough review, a committee consisting only of disinterested members of the Popeyes Board formed in accordance with Section 302A.675 of the MBCA duly (i) approved the merger agreement, the plan of merger contained therein and the transactions contemplated thereby, including the Offer, the Merger and the Top-Up (such approval having been made in accordance with the applicable provisions of the MBCA, including for purposes of Sections 302A.671 and 302A.675 thereof); and (ii) recommended to Popeyes Board that it approve the Merger Agreement, the Plan of Merger and the transactions contemplated thereby (including the Offer, the Merger and the Top-Up).

Also following thorough review, the Popeyes Board duly (i) declared that the Merger Agreement and the transactions contemplated thereby, including the Offer, the Merger and the Top-Up, are fair to, and in the best interests of, Popeyes and its shareholders; (ii) approved and declared advisable the Merger Agreement (including the Plan of Merger) and the transactions contemplated thereby, including the Offer, the Merger and the Top-Up (such approval having been made in accordance with the applicable provisions of the MBCA, including for purposes of Section 302A.613, Subd. 1 thereof); and (iii) recommended that Popeyes shareholders accept the Offer, tender their shares to RBI pursuant to the Offer and, to the extent required to consummate the Merger, approve the Merger Agreement and adopt the Plan of Merger.

All independent directors on the Popeyes Board approved the merger agreement as described above, and Ms. Bachelder was recused from voting on the proposed transaction.

The definitive Merger Agreement was executed by representatives of Popeyes, RBI and purchaser on February 21, 2017 and was publicly announced later that morning.

Reasons for Recommendation

The Popeyes Board (i) determined that the transactions contemplated by the Merger Agreement, (including the Offer, the Top-Up and the Merger) are fair to, and in the best interest of, Popeyes and its shareholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer, the Top-Up and the Merger) and (iii) resolved to recommend that Popeyes’ shareholders accept the Offer, tender their Shares to Purchaser pursuant to the Offer, and if required under the MBCA, approve the Merger.

In evaluating the Merger Agreement and the transactions that it contemplates, the Popeyes Board consulted with the Company’s senior management, as well as the Company’s legal and financial advisors, and carefully considered the following reasons, among others, that weighed positively in favor of its decision, among others and not necessarily in order of relative importance:

•	Premium to Market Price. The Popeyes Board considered the current and historical market prices of the Shares, including the market performance of the Shares relative to those of other participants in the industry and general market indices, and the fact that the Offer Price of $79.00 per Share represents a compelling premium to historical market prices of the Shares, including:

•	a 20% premium to the closing price for the Shares on February 10, 2017, the last trading day before Reuters published a report stating that RBI had approached the Company to discuss a potential acquisition of the Company;

•	a 27% premium to the volume-weighted average price for the Shares for the one-month period ended February 10, 2017; and

•	a 58% premium to the lowest end-of-day trading price of the Shares during the twelve month period ended February 10, 2017;

•	Certainty of Value. The Popeyes Board considered that the Offer Price is all cash, which provides certainty, immediate value and liquidity to the Company’s shareholders for their Shares, especially relative to Party A’s proposal, and the potential internal or external risks and uncertainties associated with the Company’s standalone strategy;

•	Likelihood and Speed of Consummation. The Popeyes Board considered the anticipated timing of the consummation of the transactions contemplated by the Merger Agreement, including (i) the structure of the transaction as a cash tender offer for all outstanding Shares, with the anticipated result of allowing shareholders to receive the Offer Price in a relatively short time frame, (ii) the size and financial strength of Parent and its ability to fund the Offer Price with cash, (iii) the fact that Parent’s obligations to purchase Shares in the Offer and to close the Merger are subject to a limited number of specific conditions, which conditions do not include the obtainment of financing, (iv) the fact there are no foreseeable regulatory impediments to the consummation of the transaction and that Parent has committed to use its reasonable best efforts to obtain regulatory clearances and (v) the fact that the Offer and the Merger are not subject to the conditionality and execution risk of any required approval by Parent’s stockholders. The Popeyes Board also considered that the potential for closing in a relatively short time frame could also reduce the amount of time during which the Company’s business would be subject to the potential uncertainty of closing and related disruption;

•	Opinion of UBS Securities LLC. The Popeyes Board considered the opinion, dated February 20, 2017, of UBS delivered to the Popeyes Board as to the fairness, from a financial point of view and as of the date of the opinion, of the $79.00 per Share cash consideration to be received by holders of Shares (other than Parent, Purchaser and their respective affiliates) in the Offer and the Merger, which opinion was based on and subject to the various assumptions made, matters considered and limitations on the review undertaken by UBS, each as more fully described under the section entitled “—Opinion of the Company’s Financial Advisor” below. The Popeyes Board was aware that UBS became entitled to certain fees in connection with its engagement and upon rendering of its opinion and will become entitled to additional fees upon consummation of the Merger as more fully described under the section entitled “—Opinion of the Company’s Financial Advisor” below;

•	Evaluation of Potential Alternatives. The Popeyes Board considered possible alternatives to the acquisition by Parent, including Party A’s proposed transaction, and continuing to operate as an independent company, the potential benefits to the Company’s shareholders of these alternatives and the timing and likelihood of effecting such alternatives, and the Popeyes Board’s assessment was that none of these alternatives was reasonably likely to create greater value for the Company’s shareholders, taking into account potential execution risks as well as business, competitive, industry and market risks. In particular, the Popeyes Board considered:

•	the fact that the Offer Price exceeded the Popeyes Board’s assessment of the value per Share (i) represented by Party A’s proposed transaction and (ii) that would likely be achievable by continuing to operate as an independent company;

•	the uncertain value, longer time frame, more complex structure and higher costs and greater risk of consummation that would be entailed by Party A’s proposed transaction;

•	the fact that the Company made inquiries to Party B and Party C, who expressed no interest in pursuing a transaction with the Company; and

•	the Popeyes Board’s belief, based on, among other things, its familiarity with Popeyes’ business, the markets in which the Company operates, articles in the news media and substantial market speculation regarding a potential sale of the Company, and the views expressed by UBS, that it was unlikely that there were other potential buyers that would be willing to acquire the Company at a purchase price higher than the Offer Price of $79.00 per Share;

•	Risks of Continuing to Operate as an Independent Company. The Popeyes Board considered the Company’s short-term and long-term financial projections and the risks associated with the Company’s ability to meet such projections, including the need for future information technology capital expenditures, international franchisee growth, and a management succession plan if the Company were to continue to operate as an independent business, the potential cash flow and earnings impacts that may be experienced by the Company in executing such strategy, and other risks and uncertainties described in the Company’s SEC filings;

•	Negotiations with Parent and Terms of the Merger Agreement. Ability to Consider, Receive and Respond to Unsolicited Proposals. The Popeyes Board believed that the Offer Price of $79.00 per Share represented the highest value reasonably obtainable for the Shares, based on the Popeyes Board’s consideration of potential alternatives and the progress and outcome of its arms-length negotiations with Parent, including the increase in the Offer Price proposed by Parent from the time of its initial indication of interest to the end of the negotiations. The Popeyes Board believed, based on its negotiations with Parent, that the Offer Price, which was $15 per share higher than Parent’s initial proposal and the result of three rounds of bidding, was the highest price per Share that Parent was willing to pay, and that the Merger Agreement contained the most favorable non-economic terms to the Company and its shareholders to which Parent was willing to agree. The non-economic terms of the Merger Agreement, which the Popeyes Board believes are favorable to the Company and its shareholders include:

•	the fact that the Merger Agreement: (1) allows Popeyes under certain circumstances to entertain an unsolicited proposal that constitutes or is reasonably likely to result in a proposal superior to the Offer and the Merger such that any other potentially interested party will have the opportunity to submit a competing proposal, if they so desire, during the period prior to the closing of the Offer, (2) allows the Popeyes Board under certain circumstances to withhold, withdraw, rescind or modify its recommendation that the holders of Shares accept the Offer and tender their Shares, including in connection with a superior proposal, (3) allows the Company to terminate the Merger Agreement under certain circumstances in order to accept a superior proposal and enter into a definitive agreement with respect to such superior proposal and (4) requires the Company to pay a termination fee of $51 million if the Merger Agreement is terminated in certain circumstances (which constitutes approximately 3% of the aggregate equity value to be paid by Parent in the transaction), which amount the Popeyes Board believed was reasonable, including relative to termination fees in transactions of a similar size;

•	the fact that Parent’s obligations to purchase Shares in the Offer and to close the Merger are subject to a limited number of specific conditions, which conditions do not include the obtainment of financing, that the Merger must be consummated as promptly as practicable after the closing of the Offer and at the same per Share price as the Offer Price, and the Popeyes Board’s belief that the transactions contemplated by the Merger Agreement are reasonably likely to be consummated;

•	the fact that that Parent must extend the Offer for successive periods of up to ten business days each if at any scheduled expiration of the Offer any condition to the Offer (excluding any conditions that by their nature are to be satisfied upon the initial acceptance for payment by Purchaser of Shares pursuant to the Offer (the “Acceptance Time”)) has not been satisfied or waived;

•	the fact that the Merger Agreement includes customary representations and warranties which are in many instances qualified as to materiality or “Material Adverse Effect”;

•

the representation of Parent and Purchaser that Purchaser will have, as of the date of the Acceptance Time, the Top-Up and the Merger Closing are required to occur, immediately available funds (taking into account funds available to Purchaser under Parent’s existing credit facility) to enable Purchaser to consummate the Offer Closing, the Top-Up and the Merger pursuant to the terms of the Merger Agreement, including to pay the aggregate consideration paid in connection with the Merger and all other amounts required to be paid in connection with the Offer, the Top-Up and the Merger Closing and to pay all related fees and expenses of Parent, Purchaser and their respective representatives required to be paid in connection with the Merger Agreement;

•	the specific performance remedies available to the Company under the Merger Agreement; and

•	the Company’s ability under the Merger Agreement to pursue damages in certain circumstances;

•	Business Reputation of Parent. The Popeyes Board considered Parent’s business reputation (including Parent’s successful track record of managing large quick service restaurant brands), management experience in completing similar transactions and financial resources. The Popeyes Board believed that these factors supported the conclusions that a transaction with Parent could be completed quickly and in an orderly manner; and

•	Dissenters’ Rights. The Popeyes Board considered the fact that the Company’s shareholders that do not tender their Shares in the Offer and who properly exercise their dissenters’ rights under Minnesota law will be entitled to such dissenters’ rights in connection with the Merger.

The Popeyes Board also considered a variety of risks and other potentially adverse factors in determining whether to approve the Merger Agreement and the transactions it contemplates, including the following, which are not necessarily listed in order of relative importance:

•	the potential effect on the Company’s employees, franchisees, customers, suppliers and other constituencies;

•	the fact that the Company would no longer exist as an independent, publicly traded company, and Company shareholders would no longer participate in any future earnings or growth of the Company or benefit from the successful execution of the Company’s current strategy as a public company;

•	the fact that the Company decided not to engage in a competitive bid process or other broad solicitation of interest, which decision by the Popeyes Board, however, was informed by:

•	the fact that the Offer Price exceeded the Popeyes Board’s assessment of the value per Share (i) represented by Party A’s proposed transaction and (ii) that would likely be achievable by continuing to operate as an independent company;

•	the fact that the Company made inquiries to Party B and Party C, who expressed no interest in pursuing a transaction with the Company;

•	the Popeyes Board’s concern regarding increased risk of leaks if the Company contacted third parties regarding a potential transaction;

•	the Popeyes Board’s belief, based on, among other things, its familiarity with the Company’s business, the markets in which the Company operates, articles in the news media and substantial market speculation regarding a potential sale of the Company, and the views expressed by UBS, that it was unlikely that there were other potential buyers that would be willing to acquire the Company at a purchase price higher than the Offer Price of $79.00 per Share; and

•	the fact that the Merger Agreement allows the Company under certain circumstances to entertain an unsolicited proposal that constitutes or is reasonably likely to result in a proposal superior to the Offer and the Merger such that any other potentially interested party will have the opportunity to submit a competing proposal, if they so desire, during the period prior to the closing of the Offer;

•	the potential risk of diverting management attention and resources from the operation of the Company’s business and towards completion of the Offer and the Merger;

•	the risk of incurring substantial expenses related to the Offer and the Merger;

•	the possibility that the transactions contemplated by the Merger Agreement might not be consummated in a timely matter or at all, and the fact that if the Offer and the Merger are not consummated, the Popeyes Board, management and other employees will have expended extensive time and effort and will have experienced distractions from their work during the pendency of the transaction, the Company will have incurred significant transaction costs;

•	the fact that certain terms of the Merger Agreement prohibit the Company from actively soliciting third-party bids and from accepting, approving, or recommending third-party bids except in certain limited circumstances, which terms could reduce the likelihood that other potential acquirers would propose an alternative transaction that may be more advantageous to the Company’s shareholders;

•	the possibility that under certain circumstances, the Company may be required to pay Parent a termination fee of $51 million;

•	the fact that the gain, if any, realized by Company shareholders as a result of the Offer and the Merger generally will be taxable to the shareholders for U.S. federal income tax purposes;

•	the restrictions in the Merger Agreement on the conduct of the Company’s business prior to the consummation of the Merger, which may delay or prevent the Company from undertaking business or other opportunities that may arise prior to the consummation of the Merger;

•	the risk of litigation in connection with the execution of the Merger Agreement, the completion of the Offer and the consummation of the Merger; and

•	the fact that certain of the Company’s executive officers and directors may have interests in the transactions contemplated by the Merger Agreement that are different from, or in addition to, those of the Company’s shareholders generally. See “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between the Company and its Executive Officers, Directors and Affiliates” above.

The above discussion of the information and factors considered by the Popeyes Board in reaching its conclusions and recommendations is intended to be illustrative and not exhaustive, but addresses the material information, reasons and factors considered by the Popeyes Board. In view of the wide variety of reasons and factors considered, the Popeyes Board did not find it practicable to, and did not, quantify, rank or otherwise assign any relative or specific weights to the various specific factors considered in reaching its determination and making its recommendation. In addition, the Popeyes Board did not reach any specific conclusion with respect to any of the factors or reasons considered. Instead, the Popeyes Board conducted an overall review of the factors and reasons described above and determined that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences of the transactions.

The foregoing description of the consideration by the Popeyes Board of the reasons supporting the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement is forward-looking in nature. This information should be read in light of the factors discussed in the section entitled “Cautionary Note Regarding Forward-Looking Statements.”

Certain Unaudited Prospective Financial Information

Other than the financial guidance made publicly available, the Company does not as a matter of course develop or publicly disclose long-term projections or internal projections of its future financial performance and is especially wary of making projections for extended periods due to the unpredictability of the underlying assumptions and estimates. However, in connection with the evaluation of the Company’s strategic transaction process described in this Schedule 14D-9, the Company’s senior management prepared and provided to the Popeyes Board certain non-public, unaudited prospective financial information to assist the Popeyes Board in considering, analyzing and evaluating potential strategic alternatives for the Company, including the Offer and the Merger.

The projected financial information set forth below, referred to collectively as the “Management Projections,” was considered by the Popeyes Board in evaluating the Company’s strategic transaction process, including the Offer and the Merger. Certain of the Management Projections were provided to Parent and certain other persons during the process. In addition, the November 2016 projections set forth below are included in this Schedule 14D-9 because this information was prepared as described above and reviewed and approved by the Popeyes Board and provided to UBS for its use and reliance in connection with the rendering of its fairness opinion and performing its related financial analyses as described in “—Opinion of the Company’s Financial Advisor.”

The Management Projections were not prepared with a view to public disclosure and are included in this Schedule 14D-9 only because such information was made available as described above. The Management Projections are not included in this document to influence your decision whether to tender your Shares in the Offer. The Management Projections were not prepared with a view to compliance with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, nor were they prepared with a view towards compliance with U.S. generally accepted accounting principles (“GAAP”) and guidance published by the SEC, including with respect to non-GAAP financial measures. For example, the Management Projections do not include footnote disclosures as may be required by GAAP. Furthermore, neither PricewaterhouseCoopers, LLP, the Company’s independent registered public accounting firm, nor any other independent accountants, have examined, reviewed, compiled or otherwise applied procedures to the Management Projections, nor have they expressed any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the Management Projections. In the view of the Company’s management, however, the Management Projections were prepared on a reasonable basis and reflect management’s best currently available estimates and judgments.

The Management Projections, while presented with numerical specificity, necessarily were based on numerous variables and assumptions that are inherently uncertain. The Management Projections reflect numerous estimates and assumptions with respect to industry performance, general business, economic, competitive, market and financial conditions, changes to the Company’s business, financial condition or results of operations, and other matters. Many of these estimates and assumptions are difficult to predict, subject to significant economic and competitive uncertainties, are beyond the Company’s control, and may cause the Management Projections or the underlying assumptions not to be realized. Since the Management Projections cover multiple years, the information contained therein, and the estimates and assumptions on which they are based, by their nature, become subject to greater uncertainty with each successive year and are unlikely to anticipate each circumstance that will have an effect on the Company’s business and its results of operations. Further, the Management Projections do not take into account any circumstances or events occurring after the date they were prepared. As a result, there can be no assurance that the Management Projections will be realized or that the Company’s actual results will not be significantly higher or lower than projected.

The Management Projections reflect subjective judgment in many respects and, therefore, are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. There can be no assurance that the underlying assumptions will prove to be accurate or that the forecasted results will be realized, and actual results likely will differ, and may differ materially, from those reflected in the Management Projections, whether or not the Offer and the Merger are completed. The inclusion of the Management Projections should not be regarded as an indication that the Company, UBS, any of their respective affiliates or anyone else who received the Management Projections then considered, or now considers, the Management Projections to be necessarily predictive of actual future events, and this information should not be relied upon as such.

Readers of this Schedule 14D-9 are cautioned not to place undue reliance on the Management Projections. Inclusion of the Management Projections in this Schedule 14D-9 should not be regarded as a representation by any person that the results contained in the Management Projections will be achieved. Except as may be required by applicable federal securities laws, there is no intention to update or otherwise revise the Management Projections or the specific portions presented to reflect circumstances existing after the date when made or to reflect the occurrence of future events. The Company has made no representation to Parent, Intermediate Parent or Purchaser in the Merger Agreement or otherwise concerning the Management Projections.

The non-GAAP financial measures presented below are not reconciled to the most directly comparable GAAP financial measures because assumptions about the information required to calculate and reconcile the most directly comparable GAAP financial measures are not available without unreasonable efforts, was not prepared by management and was not available to or presented to the Popeyes Board either at the time that the non-GAAP financial measures were presented to the Popeyes Board or at any other time. The probable significance of the unavailable information is that such GAAP financial measures may be materially different from the corresponding non-GAAP financial measures.

The Management Projections are forward-looking statements and are protected accordingly under the federal securities laws. For information on factors that may cause the Company’s future financial results to vary materially, see “Cautionary Statement Concerning Forward-Looking Information.”

November 2016 Projections

In November 2016, the Company’s management prepared certain Management Projections, as summarized below, and provided them to the Popeyes Board and UBS. The November 2016 projections were ultimately adopted by the Popeyes Board and relied upon by UBS as the basis for the rendering of its fairness opinion described in “—Opinion of the Company’s Financial Advisor.” The November 2016 projections were not provided to Parent or any other strategic party, however, and consisted of three cases—a base case, an upside case and a downside case.

The base case projections were prepared assuming the Company’s continued operation as a stand-alone, publicly traded company, assuming that the Company successfully implemented the following changes to its then-existing operational budget and business plan:

•	An increase in planned domestic and international expansion by approximately 25 net openings per year over the next five years;

•	An increase in the Company’s indebtedness of approximately $200 million, with the proceeds used to finance ongoing operations and repurchase Shares;

•	Lower expenses associated with the implementation of the One Technology project, which represents a redesign of the Company’s current point-of-sale systems; and

•	Implementation of operating efficiency initiatives resulting in a decline in general and administrative expenses relative to system sales and revenue over the next ten years.

The upside and downside cases were prepared on the basis that the Company achieved outsized success or only limited success, respectively, in achieving the updated operational budget and business plan used to create the base case projections. In particular, the upside and downside cases assume an incremental increase or decrease, respectively, in each of the following:

•	Planned domestic and international expansions by approximately 35 net openings per year over the next five years;

•	Domestic and international same store sales relative to the base case by approximately 0.8% in the aggregate over the next five years;

•	General and administrative expenses relative to system sales and revenue over the next five years as a result of the degree of success in implementing operating efficiency initiatives; and

•	Company indebtedness and resulting Share repurchases.

	Fiscal Year
	2016E	2017E	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E
	(in millions)
Base Case:
Operating Revenue(1)	$264	$266	$285	$310	$339	$372	$404	$432	$451	$464	$477
G&A	(90)	(99)	(99)	(107)	(114)	(122)	(129)	(136)	(142)	(148)	(153)
Operating EBITDA(2)	89	97	111	124	138	152	165	174	183	189	195
Free Cash Flow(3)		49	64	69	74	92	85	102	114	118	121

Upside Case:
Operating Revenue(1)	$264	$266	$291	$324	$362	$402	$438	$469	$495	$517	$534
G&A	(90)	(99)	(100)	(108)	(117)	(127)	(136)	(144)	(152)	(159)	(164)
Operating EBITDA(2)	89	97	113	130	148	168	182	194	204	212	218
Free Cash Flow(3)		46	60	66	77	102	99	110	118	124	130

Downside Case:
Operating Revenue(1)	$264	$266	$277	$293	$309	$327	$342	$355	$368	$379	$389
G&A	(90)	(100)	(99)	(105)	(112)	(118)	(123)	(128)	(133)	(137)	(140)
Operating EBITDA(2)	89	94	103	113	122	131	138	143	147	152	157
Free Cash Flow(3)		49	64	71	76	95	85	88	90	93	96

(1)	Defined as the sum of revenues from Company operated restaurants, and domestic and international franchised restaurants.
(2)	Defined as net income before accounting for interest expense, taxes, depreciation, amortization and restructuring expenses.
(3)	Defined as tax-effected adjusted EBIT plus depreciation and amortization, minus capital expenditures, minus (plus) any increase (decrease) in net working capital. Adjusted EBIT is calculated as operating EBITDA minus depreciation and amortization and restructuring expenses and plus other income. Assumes a tax rate of 38.0%.

February 2017 Projections

In February 2017, the Company’s management prepared certain Management Projections, as summarized below, and provided them to Parent and the other persons participating in the Company’s strategic evaluation process. While the February 2017 projections were provided to Parent and the other persons participating in the Company’s strategic evaluation process to assist Parent and these other persons with their due diligence of the Company, these projections were never adopted by the Popeyes Board and did not form any part of the basis upon which UBS rendered its fairness opinion described in “—Opinion of the Company’s Financial Advisor.”

The February 2017 projections consisted of two cases—a base case and an upside case—and covered a period of five years. Each case was based on the same assumptions as those used to produce the November 2016 projections, except that (i) the November 2016 projections used a 2016 forecast for fiscal year 2016 results while the February 2017 projections used actual fiscal year 2016 results, resulting in slightly different starting points for both sets of projections, (ii) while EBITDA contribution from company owned restaurants and domestic and international franchised restaurants is the same under both sets of projections, in the upside case, different revenue and margin assumptions were used in the February 2017 projections to derive the same EBITDA contribution from company owned restaurants, and (iii) the February 2017 projections did not assume a fixed net working capital in each year of 2.5% of revenues or the receipt of the proceeds in fiscal year 2021 from the recent refranchising of the Company’s restaurants in Indianapolis, Indiana in 2016. There were no changes in the February 2017 projections from the information summarized above from the November 2016 projections, other than with respect to the operating revenue and free cash flow projections as shown below.

	Fiscal Year
	2017E	2018E	2019E	2020E	2021E
	(in millions)
Base Case:
Operating Revenue(1)	$269	$285	$310	$339	$372
Free Cash Flow(2)	45	63	69	74	80

Upside Case:
Operating Revenue(1)	$269	$294	$329	$369	$412
Free Cash Flow(2)	41	60	66	77	89

(1)	Defined as the sum of revenues from Company operated restaurants, and domestic and international franchised restaurants.
(2)	Defined as tax-effected adjusted EBIT plus depreciation and amortization, minus capital expenditures, minus (plus) any increase (decrease) in net working capital. Adjusted EBIT is calculated as operating EBITDA minus depreciation and amortization and restructuring expenses and plus other income. Assumes a tax rate of 38.0%.

Opinion of the Company’s Financial Advisor

Opinion of the Company’s Financial Advisor

UBS was retained as financial advisor to the Popeyes Board to render such financial advice as Popeyes and UBS may agree upon, including a potential sale transaction. As part of that engagement, the Popeyes Board requested that UBS evaluate the fairness, from a financial point of view, to holders of Shares (other than Parent, Purchaser and their affiliates) of the consideration to be received by such holders in the Offer and the Merger (the “Transaction”). On February 20, 2017, at a meeting of the Popeyes Board held to evaluate the proposed Transaction, UBS delivered to the Popeyes Board an oral opinion, confirmed by delivery of a written opinion, dated February 20, 2017, to the effect that, as of that date and based on and subject to various assumptions made, matters considered, and limitations described in its opinion, the consideration to be received by holders of Shares (other than Parent, Purchaser and their affiliates) in the Transaction was fair, from a financial point of view, to such holders.

The full text of UBS’ opinion describes the assumptions made, matters considered, and limitations on the review undertaken by UBS. UBS’ opinion is attached as Annex I to this Schedule 14D-9 and is incorporated by reference herein. UBS’ opinion was provided for the benefit of the Popeyes Board (in its capacity as such) in connection with, and for the purpose of, its evaluation of the consideration to be received by holders of Shares (other than Parent, Purchaser and their affiliates) in the Transaction, and does not address any other aspect of the Transaction. UBS’ opinion does not address the relative merits of the Transaction as compared to other business strategies or transactions that might be available to Popeyes or Popeyes’ underlying business decision to effect the Transaction. UBS’ opinion does not constitute a recommendation to any shareholder of Popeyes as to whether such shareholder should tender shares of Company Common Stock into the Offer or how such shareholder should vote or act with respect to the Transaction. The following summary of UBS’ opinion is qualified in its entirety by reference to the full text of UBS’ opinion.

In arriving at its opinion, UBS, among other things:

•	reviewed certain publicly available business and financial information relating to Popeyes and Parent;

•	reviewed certain internal financial information and other data relating to the business and financial prospects of Popeyes that were not publicly available, including financial forecasts and estimates prepared by the management of Popeyes that the Popeyes Board directed UBS to utilize for purposes of its analysis;

•	conducted discussions with members of the senior management of Popeyes concerning the business and financial prospects of Popeyes;

•	performed a discounted cash flow analysis of Popeyes in which UBS analyzed the future cash flows of Popeyes using financial forecasts and estimates prepared by the management of Popeyes;

•	reviewed publicly available financial and stock market data with respect to certain other companies UBS believed to be generally relevant;

•	compared the financial terms of the Transaction with the publicly available financial terms of certain other transactions UBS believed to be generally relevant;

•	reviewed current and historical market prices of the Shares;

•	reviewed a draft, dated February 20, 2017, of the Merger Agreement; and

•	conducted such other financial studies, analyses and investigations, and considered such other information, as UBS deemed necessary or appropriate.

In connection with its review, with the consent of the Popeyes Board, UBS assumed and relied upon, without independent verification, the accuracy and completeness in all material respects of the information provided to or reviewed by UBS for the purpose of its opinion. In addition, with the consent of the Popeyes Board, UBS did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of Popeyes, and UBS was not furnished with any such evaluation or appraisal. With respect to the financial forecasts and estimates referred to above that UBS utilized for its analysis, UBS assumed, at the direction of the Popeyes Board, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Popeyes as to the future financial performance of Popeyes. UBS’ opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information available to it as of, the date of its opinion.

At the direction of the Popeyes Board, UBS was not asked to, and it did not, offer any opinion as to the terms, other than the consideration to be received by holders of Shares (other than Parent, Purchaser and their affiliates) in the Transaction to the extent expressly specified in its opinion, of the Merger Agreement or the form of the Transaction. In addition, UBS expressed no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Transaction, or any class of such persons, relative to the consideration to be received by holders of Shares (other than Parent, Purchaser and their affiliates) in the Transaction. UBS expressed no opinion as to the price at which the Shares will trade at any time. In rendering its opinion, UBS assumed, with the consent of the Popeyes Board, that (i) the final executed form of the Merger Agreement would not differ in any material respect from the draft that UBS reviewed, (ii) the parties to the Merger Agreement will comply with all material terms of the Merger Agreement and (iii) the Transaction will be consummated in accordance with the terms of the Merger Agreement without any adverse waiver or amendment of any material term or condition thereof. UBS also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any material adverse effect on Popeyes or the Transaction. The issuance of UBS’ opinion was approved by an authorized committee of UBS.

In connection with rendering its opinion to the Popeyes Board, UBS performed a variety of financial and comparative analyses which are summarized below. The following summary is not a complete description of all analyses performed and factors considered by UBS in connection with its opinion. The preparation of a financial opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. With respect to the selected public companies analysis and the selected transactions analysis summarized below, no company or transaction used as a comparison was identical to Popeyes, Parent or the Transaction. These analyses necessarily involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading or acquisition values of the companies concerned.

UBS believes that its analyses and the summary below must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, creates a misleading or incomplete view of the processes underlying UBS’ analyses and opinion. UBS did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion, but rather arrived at its ultimate opinion based on the results of analyses undertaken by it and assessed as a whole.

The estimates of the future performance of Popeyes by the management of Popeyes in or underlying UBS’ analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than those estimates. In performing these analyses, UBS considered industry performance, general business and economic conditions and other matters, many of which are beyond Popeyes’ control. Estimates of the financial value of companies do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold or acquired.

The consideration to be received by holders of Shares (other than Parent, Purchaser and their affiliates) in the Transaction was determined through negotiation between the Popeyes Board and the Parent’s board of directors and the decision by Popeyes to enter into the Transaction was solely that of the Popeyes Board. UBS’ opinion and financial analyses were only one of many factors considered by the Popeyes Board in its evaluation of the Transaction and should not be viewed as determinative of the views of the Popeyes Board with respect to the Transaction or the consideration to be received by the holders of Shares (other than Parent, Purchaser and their affiliates) in the Transaction.

The following is a brief summary of the material financial analyses performed by UBS and reviewed with the Popeyes Board on February 20, 2017 in connection with its opinion. The financial analyses summarized below include information presented in tabular format. In order for UBS’ financial analyses to be fully understood, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of UBS’ financial analyses.

Selected Public Companies Analysis. UBS reviewed financial information of Popeyes and publicly available financial and stock market information of the following eleven publicly traded global and U.S. quick service restaurants (“QSR”), and which, based on its professional judgment and expertise, UBS deemed to be relevant to its analysis of Popeyes:

•	Bojangles’, Inc.

•	Domino’s Pizza, Inc.

•	Dunkin’ Brands Group, Inc.

•	Jack in the Box Inc.

•	McDonald’s Corporation

•	Papa John’s International Inc.

•	Restaurant Brands International Inc.

•	Sonic Corp.

•	Starbucks Corporation

•	The Wendy’s Company

•	Yum! Brands, Inc.

UBS reviewed, among other things:

•	enterprise values (“EV”) of the selected companies, equity market value based on closing stock prices on a specific date, plus debt, less cash, plus minority interest, as a multiple of fiscal year 2017 estimated earnings before interest, taxes, depreciation and amortization (“EBITDA”). Estimated EBITDA for the selected public companies represented FactSet consensus estimates as of February 10, 2017, the last day before the Transaction was first discussed in the press; and

•	the share price of the selected companies as of February 10, 2017, the day before the Transaction was first discussed in the press, as a multiple of such selected company’s 2017 estimated earnings per share (“P/E”).

Financial data of the selected companies was based on public filings and FactSet estimates as of February 10, 2017, the day before the Transaction was first discussed in the press. This analysis indicated the following implied high, median and low multiples for the selected companies:

Selected Public Companies	EV/EBITDA 2017E	2017E P/E
High	21.1x	36.4x
Global QSR Median	15.6x	24.2x
US QSR Median	12.2x	22.7x
Low	11.3x	20.1x

Taking into account the results of the selected companies analysis, UBS applied a multiple range of 13x to 17x based on the fiscal year 2017 EBITDA multiples for the selected companies to Popeyes’ estimated EBITDA for the fiscal year 2017 and a multiple range of 21x to 30x based on the fiscal year 2017 EPS multiples for the selected companies to Popeyes’ estimated earnings per share for the fiscal year 2017. Financial data of Popeyes was based on the base case financial forecasts and estimates relating to Popeyes prepared by management of the Popeyes. The selected companies analysis indicated implied valuation reference ranges per Share of $52.74 to $71.13 based on Popeyes’ fiscal year 2017 base case projected EBITDA and $51.01 to $72.87 based on Popeyes’ fiscal year 2017 EPS, as compared to the offer price of $79.00 per share. The Company’s base case projections for fiscal year 2017E, among other fiscal years, are described in “—Certain Unaudited Prospective Financial Information.”

Selected Precedent Transactions Analysis. UBS reviewed publicly available information relating to the following 15 selected transactions involving QSR companies which, based on its professional judgment and expertise, UBS deemed to be relevant to its analysis of Popeyes:

Date Announced	Target Name	Acquiror Name
September 2016	Jimmy John’s Franchise, LLC	Roark Capital Group
July 2016	Kahala Brands Ltd.	MTY Food Group Inc.
May 2016	Krispy Kreme Doughnuts, Inc.	JAB Holding Company
March 2015	Del Taco Holdings, Inc.	Levy Acquisition Corp.
September 2014	Einstein Noah Restaurant Group, Inc.	JAB Holding Company
August 2014	Tim Hortons Inc.	Burger King Worldwide, Inc.
November 2013	CKE Restaurants, Inc.	Roark Capital Group
December 2012	Caribou Coffee Company, Inc.	JAB Holding Company
July 2012	Peet’s Coffee & Tea, Inc.	JAB Holding Company
July 2011	Bojangles’, Inc.	Advent International
September 2010	Burger King Holdings, Inc.	3G Capital
July 2010	CKE Restaurants Holdings, Inc.	Columbia Lake Acquisition Holdings
June 2009	Church’s Chicken	Friedman Fleischer & Lowe, LLC
March 2008	The Wendy’s Company	Arby’s Restaurant Group, Inc.
December 2005	Dunkin’ Brands Group, Inc.	Bain Capital / The Carlyle Group / Thomas H. Lee Partners

UBS reviewed, among other things, the implied EV of each of the target companies in the selected transactions as a multiple of the last twelve months, or LTM, EBITDA of such target company. Financial data of the selected transactions were based on public filings, press releases and other publicly available information as well as analyst research. Estimated financial data for Popeyes was based on public filings. These analyses indicated the following implied high, mean, median and low multiples of EV/LTM EBITDA:

Selected Precedent QSR Transactions	EV/LTM EBITDA
High	22.5x
Strategic Buyer Mean	14.0x
Strategic Buyer Median	11.4x
Financial Sponsor Buyer Mean	7.5x
Financial Sponsor Buyer Median	7.6x
Low	6.1x

Taking into account the results of the selected transactions analysis, UBS applied a multiple range of 13x to 18x based on the LTM EBITDA multiples for the target companies in the selected transactions to Popeyes’ fiscal year 2016 EBITDA. The selected transactions analysis indicated an implied valuation reference range per share of $47.67 to $68.71, as compared to the offer price of $79.00.

Discounted Cash Flow Analyses. UBS performed three discounted cash flow analyses of Popeyes utilizing financial forecasts and estimates relating to Popeyes prepared by management of Popeyes, which included a base case, upside case and downside case (as described in “—Certain Unaudited Prospective Financial Information”), each of which was adopted by the Popeyes Board on November 16, 2016. Each of these analyses is summarized below.

Base Case DCF. UBS calculated a range of implied present values (as of February 20, 2017) of the base case standalone unlevered after-tax free cash flows (calculated as EBITDA less capital expenditures and adjusted for changes in working capital) that management of Popeyes forecasted Popeyes to generate from February 20, 2017 through fiscal year 2026 and of terminal values for Popeyes by discounting those cash flows and terminal values by Popeyes’ estimated weighted average cost of capital of 7.5% to 8.5% and adjusting the values for net debt of Popeyes as of December 31, 2016. Terminal values were derived by applying terminal value EV/EBITDA multiples ranging from 10x to 12x to an estimate of Popeyes’ EBITDA in the year 2026, as forecasted by management of Popeyes in the base case projections. UBS selected the range of terminal value multiples based on the EV/EBITDA multiples of the publicly traded companies analyzed for the purposes of the selected companies analysis described above. The base case discounted cash flow analysis implied a value range per fully diluted Share of $62.02 to $76.44, with a midpoint of $68.96.

Downside Case DCF. UBS applied the same metrics outlined for the “Base Case DCF” above, utilizing the downside case financial forecasts and estimates prepared by management of Popeyes. The downside case discounted cash flow analysis implied a value range per fully diluted Share of $52.07 to $63.79, with a midpoint of $57.72.

Upside Case DCF. UBS applied the same metrics outlined for the “Base Case DCF,” utilizing the upside case financial forecasts and estimates prepared by management of Popeyes. The upside case discounted cash flow analysis implied a value range per fully diluted Share of $68.21 to $84.31, with a midpoint of $75.97.

Miscellaneous

Under the terms of UBS’ engagement, Popeyes has agreed to pay UBS a quarterly fee of $100,000, a $1.5 million fee in connection with the delivery of UBS’ fairness opinion, and an aggregate fee of approximately $22.7 million for its financial advisory services upon consummation of the Transaction, against which any paid quarterly fees and the opinion fee will be credited In addition, Popeyes agreed to reimburse UBS for its reasonable expenses, including fees, disbursements and other charges of counsel, and indemnify UBS and related parties against liabilities, including liabilities under federal securities laws, relating to, or arising out of, its engagement. In the past, UBS and its affiliates have provided investment banking services to Popeyes, Parent and certain of their respective affiliates and shareholders, including 3G (an affiliate of Parent), unrelated to the Transaction, for which UBS and its affiliates received compensation. In addition, UBS has participated as a lender to affiliates of 3G in previous transactions, for which it has received customary fees. In the ordinary course of business, UBS and its affiliates may hold or trade, for their own accounts and the accounts of their customers, securities of Popeyes, Parent or their affiliates, and, accordingly, may at any time hold a long or short position in such securities.

The Popeyes Board selected UBS as its financial advisor in connection with the Transaction because UBS is an internationally recognized investment banking firm with substantial experience in similar transactions. UBS is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities and private placements.

Intent to Tender

To the Company’s knowledge, after making reasonable inquiry, all of the Company’s executive officers and directors currently intend to tender, or cause to be tendered pursuant to the Offer, all Shares held of record by such persons immediately prior to the expiration of the Offer. The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Item 5.	Person/Assets Retained, Employed, Compensated or Used.

Pursuant to the terms of UBS’ engagement, the Company has agreed to pay UBS a cash transaction fee equal to 1.25% of the transaction value (as calculated pursuant to the Company’s agreement with UBS) upon consummation of the Offer, which cash transaction fee currently is estimated to be approximately $22.7 million. Pursuant to the terms of

UBS’ engagement, a quarterly engagement fee became payable to UBS, equal to $100,000 per quarter beginning January 1, 2017, which fee will be credited against the cash transaction fee. In connection with UBS’ engagement, a cash opinion fee of $1.5 million became payable to UBS upon delivery of UBS’ fairness opinion, which fee will be credited against the cash transaction fee. In addition, the Company has agreed to reimburse UBS for certain out-of-pocket expenses, including fees, disbursements and other charges of counsel, and to indemnify UBS and related parties against certain liabilities, including liabilities under federal securities laws, relating to, or arising out of, its engagement. Subject to certain limited exceptions, if the Company receives any payment in connection with the termination of the Merger Agreement and the transactions it contemplates, then the Company must pay UBS an amount equal to 25%, less expenses, of the termination fee under the Merger Agreement.

In addition to UBS, the Company also engaged Genesis to assist the Company in its analysis of potential strategic alternatives and to provide additional financial advice in connection with the transaction. Pursuant to the terms of Genesis’ engagement, the Company has agreed to pay Genesis a cash transaction fee equal to 0.28% of the transaction value upon completion of the transaction, which cash transaction fee currently is estimated to be approximately $5.1 million. In connection with Genesis’ engagement, a monthly engagement fee became payable to Genesis upon the beginning of Genesis’ engagement, equal to $100,000 per month for each of February and March, 2017, and $20,000 per month thereafter, which fee will be credited against the cash transaction fee. In addition, the Company has agreed to reimburse Genesis for certain out-of-pocket expenses and to indemnify Genesis against certain liabilities arising out of its engagement.

Neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to Company shareholders with respect to the Offer, the Merger or related matters.

Item 6.	Interest in Securities of the Subject Company.

No transactions with respect to Shares have been effected by the Company or, to the Company’s knowledge after making reasonable inquiry, by any of the Company’s executive officers, directors or affiliates during the 60 days prior to the date of this Schedule 14D-9, other than the granting of the Top-Up pursuant to the Merger Agreement as described herein.

Item 7.	Purposes of the Transaction, Plans or Proposals.

Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto), as incorporated in this Schedule 14D-9 by reference, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to, or would result in (i) a tender offer or other acquisition of securities by the Company, any subsidiary of the Company or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries, or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

The Company has agreed that from the date of the Merger Agreement to the Effective Time or the date, if any, on which the Merger Agreement is terminated, it will not, among other matters, solicit alternative transaction offers. In addition, the Company has agreed to certain procedures that it must follow in the event it receives an unsolicited transaction proposal. The information set forth in Section 11 of the Offer to Purchase under the heading “—The Merger Agreement; Other Agreements” is incorporated herein by reference.

Item 8.	Additional Information.

Change in Control Compensation

See “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements Between the Company and its Executive Officers, Directors and Affiliates—Change in Control Compensation.”

Conditions of the Offer

The information set forth in Section 15 of the Offer to Purchase is incorporated herein by reference.

Top-Up

Pursuant to the Merger Agreement, the Company has granted Purchaser an irrevocable right (the “Top-Up”) to purchase from the Company up to a number of Shares (the “Top-Up Shares”), at a per Share purchase price equal to the Offer Price, that, when added to the number of Shares directly or indirectly owned by Purchaser (and, if applicable, Parent) at the time of the expiration of the Offer, results in Purchaser owning up to one share more than 90% of the outstanding Fully Diluted Shares, but not less than one share more than 90% of the outstanding Shares immediately after the issuance of the Top-Up Shares. “Fully Diluted Shares” means all outstanding securities (including any Top-Up Shares to the extent actually issued to Purchaser as of the applicable measurement time) entitled to vote in the election of directors of the Company or on the adoption of the Merger Agreement and approval of the Merger, together with all such securities that the Company would be required to issue assuming the conversion or exchange of any then-outstanding warrants, options, benefit plans or obligations, securities or instruments convertible or exchangeable into, or rights exercisable for, such securities (in each case, other than the Top-Up), but only to the extent so exercisable, convertible or exchangeable prior to consummation of the Merger or exercisable, convertible or exchangeable as a result of the consummation of the Offer or the Merger. The Top-Up may not be exercised to purchase an amount of Top-Up Shares in excess of the number of Shares authorized and unissued and not reserved for issuance at the time of exercise of the Top-Up. The Top-Up shall be exercisable only once, in whole but not in part.

After giving effect to the completion of the Offer, if there shall have not been validly tendered and not validly withdrawn that number of Shares owned by Purchaser (and, if applicable, Parent) that would represent at least one share more than 90% of the Fully Diluted Shares, Purchaser will be deemed to have exercised the Top-Up and on the date of the completion of the Offer Purchaser will give the Company written notice specifying the number of Shares directly or indirectly owned by Purchaser and its affiliates. Following receipt of such notice from Purchaser, the Company will deliver written notice to Purchaser specifying, based on the information provided by Purchaser in its notice, the number of Top-Up Shares and the consideration due in connection with the exercising of the Top-Up.

The purchase price for the Shares that would be issued to Purchaser upon exercise of the Top-Up is the number of Top-Up Shares issued multiplied by the Offer Price per Share. If the Top-Up is exercised, Purchaser will pay the Company the Purchase Price for the Top-Up, at Purchaser’s election, (i) entirely in cash by wire transfer of same-day funds, or (ii) a combination of cash and a promissory note.

The Top-Up is intended to expedite the timing of the completion of the Merger by permitting Purchaser to effect a “short-form” merger pursuant to Section 302A.621 of the MBCA without the need for a meeting of the Company’s shareholders at a time when the approval of the Merger at any meeting of the Company’s shareholders would be assured because of Purchaser’s ownership of a majority of the Shares following completion of the Offer.

Vote Required to Approve the Merger and Section 302A.621 of the MBCA

The Popeyes Board has approved the Offer, the Merger, the Top-Up and the Merger Agreement in accordance with the MBCA. Under Section 302A.621 of the MBCA, if Purchaser acquires, pursuant to the Offer or otherwise, including the Top-Up, at least 90% of the outstanding Shares, Purchaser will be able to effect the Merger after consummation of the Offer without a vote by the Company’s shareholders as a “short-form” merger. If Purchaser acquires less than 90% of the outstanding Shares, the affirmative vote of the holders of a majority of the outstanding Shares (including shares held by Purchaser, Parent and their related organizations) will be required under the MBCA to effect the Merger.

State Takeover Laws

A number of states have adopted takeover laws and regulations which purport, to varying degrees, to apply to attempts to acquire securities of corporations which are incorporated in those states or which have substantial assets, shareholders, principal executive offices or principal places of business therein.

The Company is incorporated under the laws of the State of Minnesota. Under the MBCA and other Minnesota statutes, the Company is subject to several state takeover laws. As described below, the Company has taken appropriate action in connection with its approval of the Merger Agreement and the consummation of the transactions it contemplates so that these laws do not affect the ability of Parent and Purchaser to consummate the Offer or the Merger

Minnesota Business Combination Act. In its Articles of Incorporation, the Company has opted out of Section 302A.673 of the MBCA (the “Business Combination Act”), which prohibits a publicly held Minnesota corporation, such as the Company, from engaging in any “business combination,” including a merger, with an “interested shareholder” (defined generally as any beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding shares of that corporation entitled to vote) for a period of four years after the date of the transaction in which the person became an interested shareholder, unless, among other things, a committee of that corporation’s board of directors comprised solely of one or more disinterested directors has given its approval of either the business combination or the transaction that resulted in the shareholder becoming an “interested shareholder” prior to the shareholder becoming an interested shareholder. Under the Business Combination Act, a director or person is “disinterested” if the director or person is neither an officer nor an employee, nor has been an officer or employee within five years preceding the formation of the committee, of the publicly held Minnesota corporation or of a related organization.

Minnesota Control Share Acquisition Act. The Company is currently subject to the Minnesota Control Share Acquisition Act under Section 302A.671 (the “Control Share Acquisition Act”) of the MBCA, which provides that, absent certain exceptions, a person who becomes the beneficial owner of a new range of the voting power of the shares of a publicly held Minnesota corporation (i.e., from less than 20% to 20% or more, from less than 33-1/3% to 33-1/3% or more, or from less than a majority to a majority) will lose voting rights with respect to the shares above any such new percentage level of voting control, in the absence of special shareholder approval. That approval can be obtained only by a resolution adopted by (i) the affirmative vote of the holders of a majority of the voting power of all shares entitled to vote and (ii) the affirmative vote of the holders of a majority of the voting power of all shares entitled to vote, excluding all “interested shares” (generally, shares held by the acquiring person, any officer of the publicly held Minnesota corporation, or any director who is also an employee of the publicly held Minnesota corporation). If such approval is not obtained, the publicly held Minnesota corporation may redeem the shares that exceed the new percentage level of voting control at their market value. A shareholders’ meeting to vote on whether to grant voting power to the acquiring person may not be held unless the acquiring person has delivered an information statement to the publicly held Minnesota corporation. The above provisions do not apply if there is an applicable exception. The Control Share Acquisition Act contains several exceptions, including an exception for cash tender offers (i) approved by a majority vote of a committee, such as the Committee of Disinterested Directors (as defined below), composed solely of one or more disinterested directors of the publicly held Minnesota corporation formed pursuant to the Business Combination Act, prior to the commencement of, or the public announcement of the intent to commence, the offer, and (ii) pursuant to which the acquiring person will become the owner of over 50% of the voting stock of the publicly held Minnesota corporation. Under the Business Combination Act, a director or person is “disinterested” if the director or person is neither an officer nor an employee, nor has been an officer or employee within five years preceding the formation of the committee, of the publicly held Minnesota corporation or of a related organization. On February 21, 2017, a committee consisting only of disinterested members of the Popeyes Board, which included all members of the Popeyes Board except Ms. Bachelder (collectively, the “Committee of Disinterested Directors”), approved the Offer, the Merger and the Top-Up for purposes of the Control Share Acquisition Act. Therefore, as an acquisition of shares pursuant to a cash tender offer of all the Shares that will not be consummated unless the number of Shares validly tendered in accordance with the Offer, together with any Shares owned by Parent and its affiliates, represents at least a majority of the outstanding Shares as of the time of expiration of the Offer, the Offer is not subject to the Control Share Acquisition Act.

Minnesota “Fair Price” Provision. Section 302A.675 (the “Fair Price Provision”) of the MBCA provides that an offeror may not acquire shares of a Minnesota publicly held corporation from a shareholder within two years following the offeror’s last purchase of shares of the same class pursuant to a takeover offer, including, but not limited to, acquisitions made by purchase, exchange or merger, unless the selling shareholder is afforded, at the time of the proposed acquisition, a reasonable opportunity to dispose of the shares to the offeror upon substantially equivalent terms as those provided in the earlier takeover offer. The provision described above does not apply if the proposed acquisition of shares is approved, before the purchase of any shares by the offeror pursuant to the earlier takeover offer, by a committee of the board of directors of the corporation, comprised solely of directors who: (i) are not, nor have been in the preceding five years, officers or employees of the corporation or a related organization, (ii) are not the offerors in the takeover offer or any affiliates or associates of the offeror, (iii) were not nominated for election as directors by the offeror or any affiliates or associates of the offeror and (iv) were directors at the time of the first public announcement of the earlier takeover offer or were nominated, elected, or recommended for election as directors by a majority of the directors who were directors at that time. On February 21, 2017, the Committee of Disinterested Directors approved the takeover offer by Purchaser contemplated in the Merger Agreement for purposes of the Fair Price Provision; therefore, the restrictions of MBCA Section 302A.675 are inapplicable to the Merger Agreement and the transactions contemplated thereby, including the Offer, the Merger and the Top-Up.

Minnesota Takeover Disclosure Law. The Minnesota Takeover Disclosure Law (the “Takeover Disclosure Statutes”), Minnesota Statutes Sections 80B.01-80B.13, by its terms requires the filing of a registration statement (the “Minnesota Registration Statement”) with specified disclosures with the Minnesota Commissioner of Commerce (the “Commissioner of Commerce”) with respect to any tender offer for shares of a corporation, such as the Company, that (i) has its principal place of business or principal executive office in Minnesota, or owns and controls assets in Minnesota having a fair market value of at least $1,000,000 and (ii) has a certain number or percentage of shareholders resident in Minnesota or a specified percentage of its shares owned by Minnesota residents. Purchaser filed the Minnesota Registration Statement with the Commissioner of Commerce on the date of the Offer to Purchase.

Although the Commissioner of Commerce does not have an approval right with respect to the Offer, the Commissioner of Commerce will review the Minnesota Registration Statement for the adequacy of disclosure and is empowered to suspend summarily the Offer in Minnesota within three business days of the filing if the Commissioner of Commerce determines that either (i) the registration statement does not contain the specified disclosures required by the Takeover Disclosure Statutes or (ii) the material provided to beneficial owners of the Shares residing in Minnesota does not provide full disclosure to offerees of all material information concerning the Offer. If this summary suspension occurs, the Commissioner of Commerce must hold a hearing within 10 calendar days of the summary suspension to determine whether to permanently suspend the Offer in Minnesota, subject to corrective disclosure. If the Commissioner of Commerce takes action to suspend the effectiveness of the Offer, this action may have the effect of significantly delaying the Offer. In filing the Minnesota Registration Statement, Purchaser does not concede that some or all of the provisions of the Takeover Disclosure Statutes are applicable, valid, enforceable or constitutional.

Other State Takeover Laws. The Company is not aware of any other state takeover laws or regulations that are applicable to the Offer or the Merger and has not attempted to comply with any state takeover laws or regulations. If any government official or third party should seek to apply any state takeover law to the Offer or the Merger or other business combination between Purchaser or any of its affiliates and the Company, the Company will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, Purchaser may not be obligated to accept for payment or pay for any tendered Shares. See Section 15 “—Conditions to the Offer” in the Offer to Purchase.

Dissenters’ Rights

No dissenters’ rights are available in connection with the Offer. However, under the MBCA, shareholders who do not sell their Shares in the Offer will have the right, by fully complying with the applicable provisions of Sections 302A.471 and 302A.473 of the MBCA, to dissent with respect to the Merger and to receive payment in cash for the “fair value” (including interest calculated at a statutory rate) of their Shares after the Merger is completed, provided, however, that, if any such holder shall fail to perfect or otherwise waive, withdraw or lose the right to dissent under the dissenters’ rights, then the right of such holder to be paid the fair value of such holder’s dissenting shares shall be deemed to have been converted as of the Effective Time into, and to have become exchangeable solely for the right to receive, the merger consideration of the Offer Price per Share. The term “fair value” means the value of the Shares immediately before the Effective Time of the Merger and may be less than, equal to or greater than the Offer Price. If any demand for fair value is made of dissenting shares and the Top-Up was exercised prior to the Effective Time of the Merger, then, for purposes of determining the fair value of any dissenting shares, the cash received and/or value of the promissory note received by the Company in payment of the exercise price of the Top-Up will be treated as if it had not been paid to or received by the Company and the Shares issued upon exercise of the Top-Up will be treated as if they were not issued. To be entitled to payment, the dissenting shareholder seeking dissenters’ rights must not tender, and accept payment for, such shareholder’s Shares in the Offer. In addition, if a vote of shareholders is required to approve the Merger under the MBCA, a dissenting shareholder also (i) must file with the Company, prior to the vote on the Merger, a written notice of intent to demand payment of the fair value of the dissenting shareholder’s Shares, (ii) must not vote in favor of the Merger, (iii) must demand payment and satisfy any other procedural requirements of the MBCA to be paid the fair value of such Shares in accordance with the MBCA and (iv) as of the Effective Time, not have withdrawn or lost such dissenters’ rights. Any shareholder contemplating the exercise of those dissenters’ rights should review carefully the provisions of Sections 302A.471 and 302A.473 of the MBCA, particularly the procedural steps required to perfect those rights, and should consult legal counsel. Dissenters’ rights will be lost if the procedural requirements of those Sections of the MBCA are not fully and precisely satisfied.

If shareholder approval is required to approve the Merger under the MBCA, the notice and information statement for the Shareholders meeting will again inform each shareholder of record as of the record date of the meeting of the shareholders (excluding persons who tender all of their Shares pursuant to the Offer if those Shares are purchased in the Offer) of their dissenters’ rights and will include a copy of Sections 302A.471 and 302A.473 of the MBCA and a summary description of the procedures to be followed to obtain payment of fair value for their Shares. If shareholder approval is not required to approve the Merger, the Surviving Corporation will send a notice to those persons who are shareholders of the Surviving Corporation immediately prior to the Effective Time of the Merger which, among other things, will include a copy of Sections 302A.471 and 302A.473 of the MBCA and a summary description of the procedures to be followed to obtain payment of fair value for their Shares.

Dissenters’ rights cannot be exercised at this time. The information set forth above is for informational purposes only with respect to alternatives available to shareholders if the Merger is consummated. Shareholders who will be entitled to dissenters’ rights in connection with the Merger will receive additional information concerning dissenters’ rights and the procedures to be followed in connection therewith before such shareholders have to take any action relating thereto.

The foregoing summary of the rights of dissenting shareholders under the MBCA does not purport to be a complete statement of the procedures to be followed by shareholders desiring to exercise any dissenters’ rights under the MBCA. The preservation and exercise of dissenters’ rights require strict adherence to the applicable provisions of the MBCA.

Legal Proceedings

As of the date of this Schedule 14D-9, there are currently no legal proceedings pending relating to the Offer or the Merger.

Antitrust Compliance

United States Antitrust Compliance. Parent filed a Premerger Notification and Report Form with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) relating to Parent’s proposed acquisition of the Company on February 24, 2017. The Company intends to file its Premerger Notification and Report Form with the FTC and the Antitrust Division promptly thereafter. Consequently, the required waiting period with respect to the Offer will expire at 11:59 p.m., Eastern Time, on March 13, 2017, unless early termination of the waiting period is granted or the waiting period is extended.

Under the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), applicable to the Offer, the acquisition of Shares pursuant to the Offer may be consummated following the expiration of a 15-day waiting period following the filing by Parent of its Premerger Notification and Report Form with respect to the Offer, unless Parent receives a request for additional information or documentary material from the Antitrust Division or the FTC or unless early termination of the waiting period is granted. If, within the initial 15-day waiting period, either the Antitrust Division or the FTC requests additional information or documentary material concerning the Offer, the waiting period will be extended through the 10th day after the date of substantial compliance by Parent. Complying with a request for additional information or documentary material may take a significant amount of time.

At any time before or after Parent’s acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer, or seeking the divestiture of Shares acquired by Parent or the divestiture of substantial assets of the Company or its subsidiaries or Parent or its subsidiaries. State attorneys general may also bring legal action under both state and federal antitrust laws, as applicable. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, the result thereof.

Cautionary Note Regarding Forward-Looking Statements

This Schedule 14D-9 may contain “forward-looking statements” within the meaning of the federal securities laws. Statements regarding future events and developments and the Company’s future performance, as well as Company management’s current expectations, beliefs, plans, estimates or projections relating to the future, are forward-looking statements within the meaning of these laws. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. Forward-looking statements include statements regarding prospective performance and opportunities and the outlook of the Company’s business, performance and opportunities; the anticipated timing of filings and approvals relating to the transactions contemplated by the Merger Agreement; the expected timing of the completion of the transactions contemplated by the Merger Agreement; the ability to complete the transactions contemplated by the Merger Agreement considering the various closing conditions; and any assumptions underlying any of the foregoing. The actual results of the transactions contemplated by the Merger Agreement could vary materially as a result of a number of factors, including: competition from other restaurant concepts and food retailers; disruptions in the financial markets; the loss of franchisees and other business partners; labor shortages or increased labor costs; increased costs of the Company’s principal food products; changes in consumer preferences and demographic trends, as well as concerns about health or food quality; instances of avian flu or other food-borne illnesses; general economic conditions; the loss of senior management and the inability to attract and retain additional qualified management personnel; limitations on the Company’s business under its credit facility; the Company’s ability to comply with the repayment requirements, covenants, tests and restrictions contained in its credit facility; failure of the Company’s franchisees; a decline in the number of franchised units; a decline in the Company’s ability to franchise new units; slowed expansion into new markets; unexpected and adverse fluctuations in quarterly results; increased government regulation; the reliability of the Company’s information technology systems and network security; effects of volatile gasoline prices; supply and delivery shortages or interruptions; cyber security risks; currency, economic and political factors that affect the Company’s international operations; inadequate protection of the Company’s intellectual property and liabilities for environmental contamination uncertainties as to the timing of the Offer and the Merger; uncertainties as to how many of the Company’s shareholders will tender their Shares in the Offer; the possibility that competing offers will be made; the possibility that various closing conditions for the transactions contemplated by the Merger Agreement may not be satisfied or waived; the possibility that the transactions contemplated by the Merger Agreement may not be timely completed, if at all; and that, prior to the completion of the transactions contemplated by the Merger Agreement, if at all, the Company’s business may experience significant disruptions due to transactions-related uncertainty. Other factors that may cause actual results to differ materially include those set forth in the reports that the Company files from time to time with the SEC, including the Company’s Annual Report on Form 10-K for the fiscal year ended December 25, 2016 and quarterly and current reports on Form 10-Q and 8-K, as well as the Tender Offer Statement on Schedule TO and other tender offer documents filed by Purchaser and Parent. All of these materials related to the transactions contemplated by the Merger Agreement (and all other transaction documents filed with the SEC) will be available at no charge from the SEC through its website at http://www.sec.gov. Investors may also obtain free copies of the documents filed by the Company with the SEC through the Company’s website at http://www.investor.popeyes.com or by contacting the Company’s Secretary at the Company’s principal offices, which are located at 400 Perimeter Center Terrace, Suite 1000, Atlanta, Georgia 30346, telephone number (404) 459-4450. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

Item 9.	Exhibits.

(a)(1)(A)	Offer to Purchase, dated February 27, 2017 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of Restaurant Brands International Inc. and Orange, Inc., filed with the SEC on February 27, 2017 (the “Schedule TO”))

(a)(1)(B)	Letter of Transmittal, dated February 27, 2017 (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO)

(a)(1)(C)	Notice of Guaranteed Delivery, dated February 27, 2017 (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO)

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO)

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO)

(a)(1)(F)	Summary Advertisement as published in The New York Times on February 27, 2017 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO)

(a)(5)(A)	Press Release, dated February 21, 2017 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed with the SEC by Popeyes Louisiana Kitchen, Inc. on February 21, 2017)

(a)(5)(B)	Opinion of UBS Securities LLC, dated February 20, 2017 (attached hereto as Annex I)

(e)(1)	Agreement and Plan of Merger, dated February 21, 2017, by and among Popeyes Louisiana Kitchen, Inc., Restaurant Brands International Inc., Orange, Inc. and, solely for purposes of Section 9.03 thereof, Restaurant Brands Holdings Corporation (incorporated by reference to Exhibit 2.1 to Popeyes Louisiana Kitchen, Inc.’s Current Report on Form 8-K filed with the SEC on February 22, 2017)

(e)(2)	Confidentiality Agreement, dated February 4, 2017, between Popeyes Louisiana Kitchen, Inc. and Restaurant Brands International Inc. (incorporated by reference to Exhibit (d)(2) to the Schedule TO)

(e)(3)	Employment Agreement, dated February 22, 2016, between Popeyes Louisiana Kitchen, Inc. and Cheryl Bachelder (incorporated by reference to Exhibit 10.1 to Popeyes Louisiana Kitchen, Inc.’s Current Report on Form 8-K filed with the SEC on February 23, 2016)

(e)(4)	Employment Agreement, dated February 22, 2016, between Popeyes Louisiana Kitchen, Inc. and Richard H. Lynch (incorporated by reference to Exhibit 10.2 to Popeyes Louisiana Kitchen, Inc.’s Current Report on Form 8-K filed with the SEC on February 23, 2016)

(e)(5)	Employment Agreement, dated May 24, 2016, between Popeyes Louisiana Kitchen, Inc. and Andrew Skehan (incorporated by reference to Exhibit 10.3 to Popeyes Louisiana Kitchen, Inc.’s Quarterly Report on Form 10-Q filed with the SEC on May 25, 2016)

(e)(6)	Employment Agreement, dated May 24, 2016, between Popeyes Louisiana Kitchen, Inc. and William P. Matt (incorporated by reference to Exhibit 10.4 to Popeyes Louisiana Kitchen, Inc.’s Quarterly Report on Form 10-Q filed with the SEC on May 25, 2016)

(e)(7)	Employment Agreement, dated May 24, 2016, between Popeyes Louisiana Kitchen, Inc. and Harold M. Cohen (incorporated by reference to Exhibit 10.5 to Popeyes Louisiana Kitchen, Inc.’s Quarterly Report on Form 10-Q filed with the SEC on May 25, 2016)

(e)(8)	Employment Agreement, dated May 24, 2016, between Popeyes Louisiana Kitchen, Inc. and John K. Merkin (incorporated by reference to Exhibit 10.6 to Popeyes Louisiana Kitchen, Inc.’s Quarterly Report on Form 10-Q filed with the SEC on May 25, 2016)

(e)(9)	Indemnification Agreement, dated May 16, 2001, between the Company and Carolyn Hogan Byrd (incorporated by reference to Exhibit 10.81 to Popeyes Louisiana Kitchen, Inc.’s Registration Statement on Form S-1 (Registration No. 333-73182) on November 13, 2001)

(e)(10)	Indemnification Agreement, dated November 28, 2006, between the Company and Cheryl A. Bachelder (incorporated by reference to Exhibit 10.2 to Popeyes Louisiana Kitchen, Inc.’s Current Report on Form 8-K on November 29, 2006)

(e)(11)	Indemnification Agreement, dated November 28, 2006, between the Company and John M. Cranor, III (incorporated by reference to Exhibit 10.1 to Popeyes Louisiana Kitchen, Inc.’s Current Report on Form 8-K on November 29, 2006)

(e)(12)	Indemnification Agreement, dated November 2, 2010, between the Company and Krishnan Anand (incorporated by reference to Exhibit 10.1 to Popeyes Louisiana Kitchen, Inc.’s Current Report on Form 8-K on November 3, 2010)

(e)(13)	Indemnification Agreement, dated October 9, 2013, between the Company and Martyn R. Redgrave (incorporated by reference to Exhibit 10.1 to Popeyes Louisiana Kitchen, Inc.’s Current Report on Form 8-K on October 10, 2013)

(e)(14)	Indemnification Agreement, dated September 5, 2013, between the Company and Joel K. Manby (incorporated by reference to Exhibit 10.1 to Popeyes Louisiana Kitchen, Inc.’s Current Report on Form 8-K on September 6, 2013)

(e)(15)	Indemnification Agreement, dated August 21, 2014, between the Company and William P. Matt (incorporated by reference to Exhibit 10.1 to Popeyes Louisiana Kitchen, Inc.’s Quarterly Report on Form 10-Q on November 12, 2014)

(e)(16)	Indemnification Agreement, dated January 29, 2015, between the Company and S. Kirk Kinsell (incorporated by reference to Exhibit 10.1 to Popeyes Louisiana Kitchen, Inc.’s Current Report on Form 8-K on January 29, 2015)

(e)(17)	Indemnification Agreement, dated August 17, 2015, between the Company and John K. Merkin (incorporated by reference to Exhibit 10.1 to Popeyes Louisiana Kitchen, Inc.’s Amended Quarterly Report on Form 10-Q/A on August 21, 2015)

(e)(18)	Indemnification Agreement, dated November 2, 2015, between the Company and Lizanne Thomas (incorporated by reference to Exhibit 10.1 to Popeyes Louisiana Kitchen, Inc.’s Current Report on Form 8-K on November 2, 2015)

(e)(19)	Indemnification Agreement, dated January 28, 2016, between the Company and Candace S. Matthews (incorporated by reference to Exhibit 10.1 to Popeyes Louisiana Kitchen, Inc.’s Current Report on Form 8-K on January 26, 2016)

(e)(20)	Popeyes Louisiana Kitchen, Inc. 2015 Incentive Plan (filed as an exhibit to Popeyes Louisiana Kitchen, Inc.’s Definitive Proxy Statement on April 21, 2015 and incorporated by reference herein)

(e)(21)	AFC Enterprises, Inc. 2006 Incentive Stock Plan (filed as Exhibit A to the Proxy Statement and Notice of 2006 Annual Shareholders Meeting of AFC Enterprises, Inc. on April 17, 2006 and incorporated by reference herein)

(e)(22)	First Amendment to the AFC Enterprises, Inc. 2006 Incentive Stock Plan (filed as Exhibit A to the Proxy Statement and Notice of 2011 Annual Shareholders Meeting of Popeyes Louisiana Kitchen, Inc. on April 20, 2011 and incorporated by reference herein)

(e)(23)	Form of Nonqualified Stock Option Agreement – Executive between the Company and stock option participants (incorporated by reference to Exhibit 10.33 to Popeyes Louisiana Kitchen, Inc.’s Registration Statement on Form S-4/A (Registration No. 333-29731) on July 2, 1997)

(e)(24)	Form of Performance-Based Restricted Stock Unit Grant Certificate (incorporated by reference to Exhibit 10.2 to Popeyes Louisiana Kitchen, Inc.’s Quarterly Report on Form 10-Q on July 2, 1997)

(e)(25)	Articles of Incorporation of Popeyes Louisiana Kitchen, Inc., as amended, dated June 24, 2002 (incorporated by reference to Exhibit 3.1 to Popeyes Louisiana Kitchen, Inc.’s Quarterly Report on Form 10-Q filed with the SEC on August 14, 2002)

(e)(26)	Articles of Amendment of Articles of Incorporation of Popeyes Louisiana Kitchen, Inc., dated January 17, 2014 (incorporated by reference to Exhibit 3.1 to Popeyes Louisiana Kitchen, Inc.’s Current Report on Form 8-K filed with the SEC on January 21, 2014)

(e)(27)	Amended and Restated Bylaws of Popeyes Louisiana Kitchen, Inc., as amended effective April 11, 2008 (incorporated by reference to Exhibit 3.1 to Popeyes Louisiana Kitchen, Inc.’s Current Report on Form 8-K filed with the SEC on April 16, 2008)

(e)(28)	Amendment No. 2 to Amended and Restated Bylaws of the Company, dated January 17, 2014 (incorporated by reference to Exhibit 3.2 to Popeyes Louisiana Kitchen, Inc.’s Current Report on Form 8-K filed with the SEC on January 21, 2014)

(e)(29)	Amendment No. 3 to Amended and Restated Bylaws of the Company, dated February 20, 2017 (incorporated by reference to Exhibit 3.1 to Popeyes Louisiana Kitchen, Inc.’s Current Report on Form 8-K filed with the SEC on February 22, 2017)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

Popeyes Louisiana Kitchen, Inc.

By:	/s/ Harold M. Cohen
Name:	Harold M. Cohen
Title:	General Counsel, Chief Administrative Officer and Corporate Secretary

Dated: February 27, 2017

ANNEX I

[UBS Letterhead]

February 20, 2017

The Board of Directors

400 Perimeter Center Terrace #1000

Atlanta, GA 30346

Dear Members of the Board:

We understand that Popeyes Louisiana Kitchen, Inc., a Minnesota corporation (“Popeyes” or the “Company”), is considering a transaction whereby Restaurant Brands International Inc., a corporation existing under the laws of Canada (“RBI”), will acquire control of the Company. Pursuant to the terms of an Agreement and Plan of Merger, draft dated as of February 20, 2017 (the “Agreement”), among RBI, the Company and Orange Inc., a Minnesota corporation and an indirect subsidiary of RBI (“Sub”), (i) Sub will commence a tender offer (the “Offer”) to purchase all the outstanding shares of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”) at a price per share of Company Common Stock of $79, without interest (the “Offer Price”), net to the seller thereof in cash; (ii) the Company will grant to Sub an irrevocable right (the “Top-Up”) to purchase, at a price per share of Company Common Stock equal to the Offer Price, a number of shares of Company Common Stock that, when added to the number of shares of Company Common Stock then directly or indirectly owned by Sub (and, if applicable, Parent) constitutes one share more than 90% of the Fully Diluted Shares (as defined in the Agreement); and (iii) upon the payment for shares of Company Common Stock accepted for payment under the Offer or if the Transaction is submitted to a vote of the shareholders of the Company, after receipt of the requisite approval of the shareholders of the Company, Sub will merge with and into the Company, with the Company continuing as the surviving corporation in the merger (the “Merger”, and together with the Offer, the “Transaction”), and each share of Company Common Stock (other than Company Common Stock owned by Sub, RBI or any of their affiliates) outstanding not previously accepted for payment under the Offer will be converted into the right to receive the Offer Price in cash, without interest (the “Merger Consideration”, and together with the Offer Price, the “Consideration”).

The terms and conditions of the Transaction are more fully set forth in the Agreement.

You have requested our opinion as to the fairness, from a financial point of view, to the holders of Company Common Stock (other than RBI, Sub and their affiliates) of the Consideration to be received by such holders in the Transaction.

UBS Securities LLC (“UBS”) has acted as financial advisor to the Board of Directors of the Company in connection with the Transaction and will receive a fee for its services, a portion of which is payable in connection with this opinion and a significant portion of which is contingent upon consummation of the Transaction. In the past, UBS and its affiliates have provided investment banking services to the Company, RBI and certain of their respective affiliates and shareholders, including 3G Capital (an affiliate of RBI), unrelated to the proposed Transaction, for which UBS and its affiliates received compensation. In addition, UBS has participated as a lender to an affiliate of 3G Capital, for which it has received customary fees. In the ordinary course of business, UBS and its affiliates may hold or trade, for their own accounts and the accounts of their customers, securities of the Company, RBI or their affiliates, and, accordingly, may at any time hold a long or short position in such securities. The issuance of this opinion was approved by an authorized committee of UBS.

Our opinion does not address the relative merits of the Transaction as compared to other business strategies or transactions that might be available with respect to the Company or the Company’s underlying business

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decision to effect the Transaction. Our opinion does not constitute a recommendation to any shareholder of the Company as to whether such shareholder should tender shares of Company Common Stock into the Offer or how such shareholder should vote or act with respect to the Transaction. At your direction, we have not been asked to, nor do we, offer any opinion as to the terms, other than the Consideration to the extent expressly specified herein, of the Agreement or the form of the Transaction. In addition, we express no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Transaction, or any class of such persons, relative to the Consideration. We express no opinion as to the price at which Company Common Stock will trade at any time. In rendering this opinion, we have assumed, with your consent, that (i) the final executed form of the Agreement will not differ in any material respect from the draft that we have reviewed; (ii) the parties to the Agreement will comply with all material terms of the Agreement; and (iii) the Transaction will be consummated in accordance with the terms of the Agreement without any adverse waiver or amendment of any material term or condition thereof. We also have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any material adverse effect on the Company or the Transaction.

In arriving at our opinion, we have, among other things: (i) reviewed certain publicly available business and financial information relating to the Company and RBI; (ii) reviewed certain internal financial information and other data relating to the business and financial prospects of the Company that were not publicly available, including financial forecasts and estimates prepared by the management of the Company that you have directed us to utilize for purposes of our analysis; (iii) conducted discussions with members of the senior management of the Company concerning the business and financial prospects of the Company; (iv) performed a discounted cash flow analysis of the Company in which we analyzed the future cash flows of the Company using financial forecasts and estimates prepared by the management of the Company; (v) reviewed publicly available financial and stock market data with respect to certain other companies we believe to be generally relevant; (vi) compared the financial terms of the Transaction with the publicly available financial terms of certain other transactions we believe to be generally relevant; (vii) reviewed current and historical market prices of the Company Common Stock; (viii) reviewed the draft Agreement; and (ix) conducted such other financial studies, analyses and investigations, and considered such other information, as we deemed necessary or appropriate.

In connection with our review, with your consent, we have assumed and relied upon, without independent verification, the accuracy and completeness in all material respects of the information provided to or reviewed by us for the purpose of this opinion. In addition, with your consent, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal. With respect to the financial forecasts and estimates referred to above, we have assumed, at your direction, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information available to us as of, the date hereof.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by holders of Company Common Stock (other than RBI, Sub and their affiliates) in the Transaction is fair, from a financial point of view, to such holders.

This opinion is provided for the benefit of the Board of Directors (in its capacity as such) in connection with, and for the purpose of, its evaluation of the Consideration.

Very truly yours,

UBS SECURITIES LLC

By:	/s/ Brett Pickett	By:	/s/ Lowell Strug
	Name: Brett Pickett		Name: Lowell Strug
	Title: Managing Director		Title: Managing Director

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